UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 16, 2022

DPCM CAPITAL, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39638	85-0525645
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

382 NE 191 Street, #24148

Miami, FL 33179

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (305) 857-5086

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	XPOA.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	XPOA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	XPOA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Purchase Agreement and Registration Rights Agreement.

As previously disclosed, on February 7, 2022, DPCM Capital, Inc., a Delaware corporation (“SPAC”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”), DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”) and together with SPAC, NewCo, Merger Sub and CallCo, (the “SPAC Parties”), and D-Wave Systems Inc., a British Columbia company (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) relating to a business combination between SPAC and the Company (the “Proposed Transaction”) pursuant to which, among other things, NewCo will continue as the surviving corporation and the parent of SPAC and the Company.

On June 16, 2022, NewCo, the Company, and SPAC entered into a Purchase Agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park has agreed to purchase from NewCo up to $150,000,000 of NewCo common stock (subject to certain limitations contained in the Purchase Agreement) from time to time over a 36-month period following the Commencement Date (as defined below). In connection with the Purchase Agreement, NewCo, the Company, the SPAC also entered into a registration rights agreement with Lincoln Park (the “Lincoln Park Registration Rights Agreement”) whereby NewCo has agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) within thirty (30) days following the consummation of the Proposed Transaction, a new registration statement covering the shares of NewCo common stock that may be issued to Lincoln Park under the Purchase Agreement (the “Lincoln Park Registration Statement”).

After (i) the consummation of the Proposed Transaction and (ii) upon the satisfaction of certain other conditions set forth in the Purchase Agreement (the “Commencement Date”), NewCo shall have the right, but not the obligation, from time to time to direct Lincoln Park to purchase shares of NewCo common stock having a value of up to $250,000 on any business day (the “Purchase Date”), which may be increased to up to $1,000,000 depending on certain conditions as set forth in the Purchase Agreement (and subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction as provided in the Purchase Agreement) (each, a “Regular Purchase”). The purchase price per share for a Regular Purchase will be the lower of: (i) the lowest trading price for shares of NewCo common stock on the applicable Purchase Date and (ii) the average of the three lowest closing sale prices for NewCo common stock during the ten consecutive business days ending on the business day immediately preceding such Purchase Date. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, forward or reverse stock split, or other similar transaction as provided in the Purchase Agreement.

From and after the Commencement Date, NewCo shall also have the right, but not the obligation, to direct Lincoln Park on each Purchase Date to make “accelerated purchases” on the following business day (the “Accelerated Purchase Date”) up to the lesser of (i) 300% of the number of shares purchased pursuant to a Regular Purchase or (ii) 30% of the trading volume on such Accelerated Purchase Date (during a time period specified in the Purchase Agreement) at a purchase price equal to the lesser of 95% of (x) the closing sale price of NewCo’s common stock on the Accelerated Purchase Date and (y) of the volume weighted average price of NewCo’s common stock on the Accelerated Purchase Date (during a time period specified in the Purchase Agreement) (each, an “Accelerated Purchase”). NewCo shall have the right in its sole discretion to set a minimum price threshold for each Accelerated Purchase in the notice provided with respect to such Accelerated Purchase, and NewCo may direct multiple Accelerated Purchases in a day provided that delivery of shares has been completed with respect to any prior Regular and Accelerated Purchases that Lincoln Park has purchased.

In consideration for entering into the Purchase Agreement, NewCo will issue to Lincoln Park $875,000 of shares of NewCo common stock as a commitment fee on the date of the closing of the Proposed Transaction. NewCo is also obligated to issue up to an additional $1,750,000, payable in of shares of NewCo common stock or cash at Newco’s discretion, as a commitment fee on or before the business day prior to the filing of the Lincoln Park Registration Statement.

The Purchase Agreement may be terminated by NewCo at any time after the Commencement Date, at its sole discretion, without any cost or penalty, by giving one business day notice to Lincoln Park.

Actual sales of shares of NewCo common stock to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by NewCo from time to time, including (among others) market conditions, the trading price of NewCo common stock and determinations by NewCo as to available and appropriate sources of funding for NewCo and its operations. The Purchase Agreement prohibits NewCo from issuing or selling and Lincoln Park from acquiring any shares of NewCo common stock if those shares of NewCo common stock, when aggregated with all other shares of NewCo common stock then beneficially owned by Lincoln Park and its affiliates, would result in Lincoln Park having beneficial ownership of more than 9.9% of the then total outstanding shares of NewCo common stock, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions by, among and for the benefit of the parties. Lincoln Park has agreed that neither it nor any of its agents, representatives or affiliates will enter into or effect, directly or indirectly any short selling or hedging, which establishes a net short position with respect to the NewCo common stock. There are no limitations on the use of proceeds, financial or business covenants, restrictions on future financings (other than restrictions on NewCo’s ability to enter into a similar type of agreement or equity line of credit during the term of the Purchase Agreement, excluding an at-the-market transaction with a registered broker-dealer), rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement.

Amendment to Transaction Agreement.

On June 16, 2022, the SPAC Parties and the Company entered into an amendment to the Transaction Agreement dated as of February 7, 2022 (the “Transaction Agreement Amendment”). Pursuant to the Transaction Agreement Amendment, the amount of “Permitted SPAC Expenses” was reduced to $7,000,000.

Amended and Restated Sponsor Support Agreement.

On June 16, 2022, CDPM Sponsor Group, LLC (the “Sponsor”), SPAC, D-Wave Quantum Inc. and D-Wave Systems Inc. entered into the Amended and Restated Sponsor Support Agreement (the “A&R SSA”). Pursuant to the A&R SSA, the parties thereto agreed to amend and restate the Sponsor Support Agreement dated as of February 7, 2022 (the “Original SSA”) to, among other things, (i) vote in favor of the Transaction Agreement and the Transaction, (ii) reimburse or otherwise compensate SPAC for an aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable (and not otherwise expressly allocated to the Company or any of its subsidiaries or any holder of Company shares, Company options or Company warrants pursuant to the terms of the Transaction Agreement or any ancillary document), whether or not due, by the SPAC Parties in connection with the negotiation, preparation or execution of the Transaction Agreement or any ancillary documents, the performance of its covenants or agreements in the Transaction Agreement or any ancillary document or the consummation of the Transaction, including any SPAC Expenses in excess of the sum of $6,750,000 and (iii) the forfeiture of 4,484,425 shares of SPAC class B common stock. Pursuant to the A&R SSA, the Company may allocate up to 3,287,762 shares of NewCo common stock if the Company determines, in its sole discretion following consultation with the SPAC, that such allocation would be advisable in connection with the consummation of the Transactions.

The Purchase Agreement, the Lincoln Park Registration Rights Agreement, the Amendment to Transaction Agreement and the Amended and Restated Sponsor Support Agreement are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 respectively, to this Current Report on Form 8-K and incorporated herein by reference. The foregoing descriptions of the Purchase Agreement, the Lincoln Park Registration Rights Agreement, the Amendment to Transaction Agreement and the Amended and Restated Sponsor Support Agreement and the transactions contemplated thereby are qualified in their entirety by reference to such Exhibits.

Item 3.02	Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

Item 8.01	Other Events

Waiver of Closing Condition

On June 16, 2022, the Company waived the condition set forth in Section 8.3(c) of the Transaction Agreement, subject to the Aggregate Transaction Proceeds (as defined in the Transaction Agreement) being equal to or exceeding $30,000,000.

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the Proposed Transaction between the Company and SPAC is provided in a registration statement on Form S-4 filed with the SEC by NewCo, as amended, that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the Proposed Transaction and a preliminary proxy statement with respect to the stockholder meeting of SPAC to vote on the Proposed Transaction (the “proxy statement/prospectus”). NewCo and SPAC urge investors, stockholders, and other interested persons to read the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about NewCo, SPAC, the Company, and the Proposed Transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of SPAC as of a record date to be established for voting on the Proposed Transaction. Stockholders also may obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada; or via email at shareholdercomm@dwavesys.com; and DPCM Capital Inc., 382 NE 191 Street, #24148, Miami, Florida 33179; or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, also can be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Any such forward-looking statements are subject to various risks and uncertainties, including the inability of the parties to successfully or timely consummate the Proposed Transaction, and the risk that the Proposed Transaction is subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or the Purchase Agreement. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks, and we cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, and uncertainties and factors set forth in the proxy statement/prospectus filed by NewCo in connection with the Proposed Transaction and other filings by NewCo and SPAC with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that NewCo, SPAC, or the Company will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to NewCo, SPAC, or the Company; nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

NewCo, SPAC, and the Company, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of SPAC’s stockholders in respect of the Proposed Transaction. Information about the directors and executive officers of SPAC is set forth in SPAC’s filings with the SEC. Information about the directors and executive officers of NewCo and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Proposed Transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to SPAC’s stockholders in connection with the Proposed Transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description

10.1	Purchase Agreement, dated June 16, 2022, by and among D-Wave Quantum Inc., D-Wave Systems Inc., DPCM Capital, Inc., and Lincoln Park Capital Fund, LLC.

10.2	Registration Rights Agreement, dated June 16, 2022, by and among D-Wave Quantum Inc., D-Wave Systems, Inc., DPCM Capital, Inc., and Lincoln Park Capital Fund, LLC.

10.3	Amendment to Transaction Agreement, dated as of June 16, 2022 by and among SPAC, D-Wave Quantum Inc., DWSI Holdings Inc., DWSI Canada Holdings ULC, D-Wave Quantum Technologies Inc. and D-Wave Systems Inc.

10.4	Amended and Restated Sponsor Support Agreement dated as of June 16, 2022 by and among CDPM Sponsor Group, LLC, the Registrant, D-Wave Quantum Inc. and D-Wave Systems Inc.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DPCM CAPITAL, INC.

Date: June 23, 2022	By:	/s/ Emil Michael
	Name:	Emil Michael
	Title:	Chief Executive Officer

Exhibit 10.1

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (the “Agreement”), dated as of June 16, 2022 by and among D-WAVE QUANTUM INC., a Delaware corporation (the “Company”), D-WAVE SYSTEMS INC., a British Columbia corporation (“D-Wave”), DPCM CAPITAL, INC., a Delaware Corporation (“DPCM”), and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (the “Investor”).

WHEREAS:

Pursuant to that certain Transaction Agreement (as the same may be amended or supplemented from time to time in accordance with its terms, the “Transaction Agreement”) by and among the Company, D-Wave, DPCM and the other parties thereto, dated as of February 7, 2022, each of D-Wave and DPCM will become wholly owned subsidiaries of the Company (collectively with the other transactions contemplated in the Transaction Agreement, including the Arrangement (as defined in the Transaction Agreement), the “Merger”).

From and after the consummation of the Merger (“Closing”), and subject to the terms and conditions set forth in this Agreement, the Company wishes to sell to the Investor, and the Investor wishes to purchase from the Company, up to One Hundred Fifty Million Dollars ($150,000,000) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). The shares of Common Stock to be purchased hereunder are referred to herein as the “Purchase Shares.”

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company, D-Wave, DPCM and the Investor hereby agree as follows:

1.	CERTAIN DEFINITIONS.

For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Accelerated Purchase Date” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, the Business Day immediately following the applicable Purchase Date with respect to the corresponding Regular Purchase referred to in Section 2(b) hereof.

(b) “Accelerated Purchase Minimum Price Threshold” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, any minimum per share price threshold set forth in the applicable Accelerated Purchase Notice.

(c) “Accelerated Purchase Notice” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to purchase a specified Accelerated Purchase Share Amount on the applicable Accelerated Purchase Date pursuant to Section 2(b) hereof at the applicable Accelerated Purchase Price.

(d) “Accelerated Purchase Price” means, with respect to any particular Accelerated Purchase made pursuant to Section 2(b) hereof, ninety-five percent (95%) of the lower of (i) the VWAP for the period beginning at 9:30:01 a.m., Eastern time, on the applicable Accelerated Purchase Date, or such other time publicly announced by the Principal Market as the official open (or commencement) of trading on the Principal Market on such applicable Accelerated Purchase Date (the “Accelerated Purchase Commencement Time”), and ending at the earliest of (A) 4:00:00 p.m., Eastern time, on such applicable Accelerated Purchase Date, or such other time publicly announced by Principal Market as the official close of trading on the Principal Market on such applicable Accelerated Purchase Date, (B) such time, from and after the Accelerated Purchase Commencement Time for such Accelerated Purchase, that the total number (or volume) of shares of Common Stock traded on the Principal Market has exceeded the applicable Accelerated Purchase Share Volume Maximum, and (C) such time, from and after the Accelerated Purchase Commencement Time for such Accelerated Purchase, that the Sale Price has fallen below the applicable Accelerated Purchase Minimum Price Threshold (such earliest of (i)(A), (i)(B) and (i)(C) above, the “Accelerated Purchase Termination Time”), and (ii) the Closing Sale Price of the Common Stock on such applicable Accelerated Purchase Date.

(e) “Accelerated Purchase Share Amount” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, the number of Purchase Shares directed by the Company to be purchased by the Investor in such Accelerated Purchase Notice, which number of Purchase Shares shall not exceed the lesser of (i) 300% of the number of Purchase Shares directed by the Company to be purchased by the Investor pursuant to the corresponding Regular Purchase Notice for the corresponding Regular Purchase referred to in clause (i) of the second sentence of Section 2(b) hereof (subject to the Purchase Share limitations contained in Section 2(a) hereof) and (ii) an amount equal to (A) the Accelerated Purchase Share Percentage multiplied by (B) the total number (or volume) of shares of Common Stock traded on the Principal Market during the period on the applicable Accelerated Purchase Date beginning at the Accelerated Purchase Commencement Time for such Accelerated Purchase and ending at the Accelerated Purchase Termination Time for such Accelerated Purchase.

(f) “Accelerated Purchase Share Percentage” means, with respect to any Accelerated Purchase made pursuant to Section 2(b) hereof, thirty percent (30%).

(g) “Accelerated Purchase Share Volume Maximum” means, with respect to an Accelerated Purchase made pursuant to Section 2(b) hereof, a number of shares of Common Stock equal to (i) the applicable Accelerated Purchase Share Amount to be purchased by the Investor pursuant to the applicable Accelerated Purchase Notice for such Accelerated Purchase, divided by (ii) the Accelerated Purchase Share Percentage.

(h) “Additional Accelerated Purchase Date” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, the Business Day (i) that is the Accelerated Purchase Date with respect to the corresponding Accelerated Purchase referred to in Section 2(b) hereof and (ii) on which the Investor receives, prior to 1:00 p.m., Eastern time, on such Business Day, a valid Additional Accelerated Purchase Notice for such Additional Accelerated Purchase in accordance with this Agreement.

(i) “Additional Accelerated Purchase Minimum Price Threshold” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, any minimum per share price threshold set forth in the applicable Additional Accelerated Purchase Notice.

(j) “Additional Accelerated Purchase Notice” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to purchase the applicable Additional Accelerated Purchase Share Amount at the Additional Accelerated Purchase Price for such Additional Accelerated Purchase in accordance with this Agreement.

(k) “Additional Accelerated Purchase Price” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, ninety-five percent (95%) of the lower of (i) of the VWAP for the period on the applicable Additional Accelerated Purchase Date, beginning at the latest of (A) the applicable Accelerated Purchase Termination Time with respect to the corresponding Accelerated Purchase referred to in Section 2(b) hereof on such Additional Accelerated Purchase Date, (B) the applicable Additional Accelerated Purchase Termination Time with respect to the most recently completed prior

Additional Accelerated Purchase on such Additional Accelerated Purchase Date, as applicable, and (C) the time at which all Purchase Shares subject to all prior Accelerated Purchases and Additional Accelerated Purchases (as applicable), including, without limitation, those that have been effected on the same Business Day as the applicable Additional Accelerated Purchase Date with respect to which the applicable Additional Accelerated Purchase relates, have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement (such latest of (i)(A), (i)(B) and (i)(C) above, the “Additional Accelerated Purchase Commencement Time”), and ending at the earliest of (X) 4:00 p.m., Eastern time, on such Additional Accelerated Purchase Date, or such other time publicly announced by Principal Market as the official close of trading on the Principal Market on such Additional Accelerated Purchase Date, (Y) such time, from and after the Additional Accelerated Purchase Commencement Time for such Additional Accelerated Purchase, that total number (or volume) of shares of Common Stock traded on the Principal Market has exceeded the applicable Additional Accelerated Purchase Share Volume Maximum, and (Z) such time, from and after the Additional Accelerated Purchase Commencement Time for such Additional Accelerated Purchase, that the Sale Price has fallen below the applicable Additional Accelerated Purchase Minimum Price Threshold (if any) (such earliest of (i)(X), (i)(Y) and (i)(Z) above, the “Additional Accelerated Purchase Termination Time”), and (ii) the Closing Sale Price of the Common Stock on such Additional Accelerated Purchase Date.

(l) “Additional Accelerated Purchase Share Amount” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, the number of Purchase Shares directed by the Company to be purchased by the Investor on an Additional Accelerated Purchase Notice, which number of Purchase Shares shall not exceed the lesser of (i) 300% of the number of Purchase Shares directed by the Company to be purchased by the Investor pursuant to the corresponding Regular Purchase Notice for the corresponding Regular Purchase referred to in clause (i) of the second sentence of Section 2(c) hereof (subject to the Purchase Share limitations contained in Section 2(a) hereof) and (ii) an amount equal to (A) the Additional Accelerated Purchase Share Percentage multiplied by (B) the total number (or volume) of shares of Common Stock traded on the Principal Market during the period on the applicable Additional Accelerated Purchase Date beginning at the Additional Accelerated Purchase Commencement Time for such Additional Accelerated Purchase and ending at the Additional Accelerated Purchase Termination Time for such Additional Accelerated Purchase.

(m) “Additional Accelerated Purchase Share Percentage” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, thirty percent (30%).

(n) “Additional Accelerated Purchase Share Volume Maximum” means, with respect to an Additional Accelerated Purchase made pursuant to Section 2(c) hereof, a number of shares of Common Stock equal to (i) the applicable Additional Accelerated Purchase Share Amount to be purchased by the Investor pursuant to the applicable Additional Accelerated Purchase Notice for such Additional Accelerated Purchase, divided by (ii) the Additional Accelerated Purchase Share Percentage.

(o) “Available Amount” means, initially, One Hundred Fifty Million Dollars ($150,000,000) in the aggregate, which amount shall be reduced by the Purchase Amount each time the Investor purchases shares of Common Stock pursuant to Section 2 hereof.

(p) “Average Price” means a price per Purchase Share (rounded to the nearest tenth of a cent) equal to the quotient obtained by dividing (i) the aggregate gross purchase price paid by the Investor for all Purchase Shares purchased pursuant to this Agreement, by (ii) the aggregate number of Purchase Shares issued pursuant to this Agreement.

(q) “Bankruptcy Law” means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

(r) “Business Day” means any day on which the Principal Market is open for trading, including any day on which the Principal Market is open for trading for a period of time less than the customary time.

(s) “Closing Sale Price” means, for any security as of any date, the last closing sale price on such date for such security on the Principal Market as reported by the Principal Market.

(t) “Company Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of the Company and its Subsidiaries, taken as a whole, other than any material adverse effect that resulted primarily from (A) any change in the United States, Canadian or foreign economies or securities or financial markets in general that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (B) any change that generally affects the industry in which the Company and its Subsidiaries operate that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination.

(u) “Confidential Information” means any information disclosed by either party to the other party, either directly or indirectly, in writing, orally or by inspection of tangible objects (including, without limitation, documents, prototypes, samples, plant and equipment), which is designated as “Confidential,” “Proprietary” or some similar designation. Information communicated orally shall be considered Confidential Information if such information is confirmed in writing as being Confidential Information within ten (10) Business Days after the initial disclosure. Confidential Information may also include information disclosed to a disclosing party by third parties. Confidential Information shall not, however, include any information which (i) was publicly known and made generally available in the public domain prior to the time of disclosure by the disclosing party; (ii) becomes publicly known and made generally available after disclosure by the disclosing party to the receiving party through no action or inaction of the receiving party; (iii) is already in the possession of the receiving party without confidential restriction at the time of disclosure by the disclosing party as shown by the receiving party’s files and records immediately prior to the time of disclosure; (iv) is obtained by the receiving party from a third party without a breach of such third party’s obligations of confidentiality; (v) is independently developed by the receiving party without use of or reference to the disclosing party’s Confidential Information, as shown by documents and other competent evidence in the receiving party’s possession; or (vi) is required by law to be disclosed by the receiving party, provided that (X) the receiving party (1) gives the disclosing party prompt written notice of such requirement prior to such disclosure and assistance in obtaining an order protecting the information from public disclosure and (2) furnishes only that portion of the Confidential Information that is legally required to be disclosed, and (Y) any Confidential Information so disclosed shall maintain its confidentiality protection for all purposes other than such legally compelled disclosure.

(v) “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

(w) “DPCM Price” means a price equal to the cost basis per share for non-redeeming DPCM public shareholders at the time of Closing, which cost basis will be equal to the product of (a) 1 divided by the number of shares of Common Stock issued to each non-redeeming DPCM public stockholder per share of DPCM common stock held by such public stockholder and (b) $10.

(x) “DPCM Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of DPCM, other than any material adverse effect that resulted primarily from (A) any change in the United States, Canadian or foreign economies or securities or financial markets in general that does not have a disproportionate effect on DPCM, (B) any change that generally affects the industry in which DPCM operates that does not have a disproportionate effect on DPCM, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on DPCM, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) DPCM’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination.

(y) “DTC” means The Depository Trust Company, or any successor performing substantially the same function for the Company.

(z) “DWAC Shares” means shares of Common Stock (i) that are issued in electronic form, (ii) the resale of which is registered under an effective registration statement and (iii) that are timely credited, once a DWAC notice is received, by the Company to the Investor’s or its designee’s specified Deposit/Withdrawal at Custodian (DWAC) account with DTC under its Fast Automated Securities Transfer (FAST) Program, or any similar program hereafter adopted by DTC performing substantially the same function.

(aa) “D-Wave Material Adverse Effect” means any material adverse effect on (i) the enforceability of any Transaction Document, (ii) the results of operations, assets, business or financial condition of D-Wave, other than any material adverse effect that resulted primarily from (A) any change in the United States, Canadian or foreign economies or securities or financial markets in general that does not have a disproportionate effect on D-Wave, (B) any change that generally affects the industry in which D-Wave operates that does not have a disproportionate effect on D-Wave, (C) any change arising in connection with earthquakes, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof, (D) any action taken by the Investor, its affiliates or its or their successors and assigns with respect to the transactions contemplated by this Agreement, (E) the effect of any change in applicable laws or accounting rules that does not have a disproportionate effect on D-Wave, or (F) any change resulting from compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement, or (iii) D-Wave’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document to be performed as of the date of determination.

(bb) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(cc) “Floor Price” means $1.00, which shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction and, effective upon the consummation of any such reorganization, recapitalization, non-cash dividend, stock split or other similar transaction, the Floor Price shall mean the lower of (i) the adjusted price and (ii) $1.00.

(dd) “Maturity Date” means the first day of the month immediately following the thirty-six (36) month anniversary of the Commencement Date.

(ee) “PEA Period” means the period commencing at 9:30 a.m., Eastern time, on the tenth (10th) Business Day immediately prior to the filing of any post-effective amendment to the Registration Statement (as defined herein) or New Registration Statement (as such term is defined in the Registration Rights Agreement), and ending at 9:30 a.m., Eastern time, on the Business Day immediately following, the effective date of any post-effective amendment to the Registration Statement (as defined in Section 5(a) below) or New Registration Statement (as such term is defined in the Registration Rights Agreement).

(ff) “Person” means an individual or entity including but not limited to any limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(gg) “Principal Market” means the New York Stock Exchange (or any nationally recognized successor thereto); provided, however, that in the event the Company’s Common Stock are listed and principally traded on The Nasdaq Capital Market, The Nasdaq Global Select Market, The Nasdaq Global Market, the NYSE American, the NYSE Arca, the OTC Bulletin Board, or the OTCQX or OTCQB operated by the OTC Markets Group, Inc. (or any nationally recognized successor to any of the foregoing), then the “Principal Market” shall mean such other market or exchange on which the Company’s Common Stock are then listed or traded.

(hh) “Purchase Amount” means, with respect to any Regular Purchase, any Accelerated Purchase or any Additional Accelerated Purchase made hereunder, the portion of the Available Amount to be purchased by the Investor pursuant to Section 2 hereof.

(ii) “Purchase Date” means, with respect to any Regular Purchase made pursuant to Section 2(a) hereof, the Business Day on which the Investor receives by 6:00 p.m., Eastern time, of such Business Day a valid Regular Purchase Notice that the Investor is to purchase such applicable dollar amount of Purchase Shares pursuant to Section 2(a) hereof.

(jj) “Purchase Price” means, with respect to any Regular Purchase made pursuant to Section 2(a) hereof, the lower of: (i) the lowest Sale Price on the applicable Purchase Date and (ii) the arithmetic average of the three (3) lowest Closing Sale Prices for the Common Stock during the ten (10) consecutive Business Days ending on the Business Day immediately preceding such Purchase Date.

(kk) “Registration Rights Agreement” means that certain Registration Rights Agreement, of even date herewith between the Company, D-Wave, DPCM and the Investor.

(ll) “Regular Purchase Notice” means, with respect to any Regular Purchase pursuant to Section 2(a) hereof, an irrevocable written notice from the Company to the Investor directing the Investor to purchase such applicable amount of Purchase Shares at the applicable Purchase Price as specified by the Company therein on the applicable Purchase Date for such Regular Purchase.

(mm) “Sale Price” means any trade price for the shares of Common Stock on the Principal Market as reported by the Principal Market.

(nn) “SEC” means the U.S. Securities and Exchange Commission.

(oo) “Securities” means, collectively, the Purchase Shares and the Commitment Shares (as defined in Section 5(e) below).

(pp) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(qq) “Subsidiary” means any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

(rr) “Transaction Documents” means, collectively, this Agreement and the schedules and exhibits hereto, the Registration Rights Agreement and the schedules and exhibits thereto, and each of the other agreements, documents, certificates and instruments entered into or furnished by the parties hereto in connection with the transactions contemplated hereby and thereby.

(ss) “Transfer Agent” means, together, Computershare Inc. and Computershare Trust Company, N.A., or such other Person who is then serving as the transfer agent for the Company in respect of the Common Stock.

(tt) “VWAP” means in respect of an applicable Accelerated Purchase Date and an Additional Accelerated Purchase Date, as applicable, the volume weighted average price of the Common Stock on the Principal Market, as reported on the Principal Market or by another reputable source such as Bloomberg, L.P.

2.	PURCHASE OF COMMON STOCK.

Subject to the terms and conditions set forth in this Agreement, the Company has the right to sell to the Investor, and the Investor has the obligation to purchase from the Company, Purchase Shares as follows:

(a) Commencement of Regular Sales of Common Stock. Following Closing and upon the satisfaction of the conditions set forth in Sections 7 and 8 hereof (the “Commencement” and the date of satisfaction of such conditions the “Commencement Date”) and thereafter, the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a Regular Purchase Notice from time to time, to purchase up to Two Hundred Fifty Thousand Dollars ($250,000) of Purchase Shares subject to adjustment as set forth below in this Section 2(a) (as it may be adjusted below, the “Regular Purchase Share Limit”), at the Purchase Price on the Purchase Date (each such purchase, a “Regular Purchase”); provided, however, that (i) the Regular Purchase Share Limit shall be increased to up to Five Hundred Thousand Dollars ($500,000) of Purchase Shares, provided that the Closing Sale Price of the Common Stock is not below a price that is equal to ninety percent (90%) of the DPCM Price on such Purchase Date (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), (ii) the Regular Purchase Share Limit shall be increased to up to Seven Hundred Fifty Thousand Dollars ($750,000) of Purchase Shares, provided that the Closing Sale Price of the Common Stock is not below a price that is equal to one hundred twenty percent (120%) of the DPCM Price on such Purchase Date (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction), and (iii) the Regular Purchase Share Limit shall be increased to up to One Million Dollars ($1,000,000) of Purchase Shares, provided that the Closing Sale Price of the Common Stock is not below a price that is equal to one hundred forty percent (140%) of the DPCM Price on such Purchase Date (as appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction). If the Company delivers any Regular Purchase Notice for a Purchase Amount in excess of the limitations contained in the immediately preceding sentence, such Regular Purchase Notice shall be void ab initio to the extent, and only to the extent, of the amount by which the number of Purchase Shares set forth in such Regular Purchase Notice exceeds the dollar amount (based on the applicable Purchase Price) of Purchase Shares which the Company is permitted to include in such Purchase Notice in accordance herewith, and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Regular Purchase Notice; provided that the Investor shall remain obligated to purchase the dollar amount (based on the applicable Purchase Price) of Purchase Shares which the Company is permitted to include in such Regular Purchase Notice. The Company may deliver Regular Purchase Notices to the Investor as often as every Business Day, so long as (i) the Closing Sale Price of the Common Stock on such Business Day is not less than the Floor Price and (ii) all Purchase Shares for all prior Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases, including, without limitation, those that have been effected on the same Business Day as the applicable Purchase Date, have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement. Notwithstanding the foregoing, the Company shall not deliver any Regular Purchase Notices during the PEA Period.

(b) Accelerated Purchases. Subject to the terms and conditions of this Agreement, from and after the Commencement Date, in addition to purchases of Purchase Shares as described in Section 2(a) above, the Company shall also have the right, but not the obligation, to direct the Investor by the Company’s delivery to the Investor of an Accelerated Purchase Notice from time to time, and the Investor thereupon shall have the obligation, to purchase such applicable number of Purchase Shares at the Accelerated Purchase Price on the Accelerated Purchase Date in an amount up to the Accelerated Purchase Share Amount in accordance with this Agreement (each such purchase, an “Accelerated Purchase”). The Company may deliver an Accelerated Purchase Notice to the Investor only on a Purchase Date on which (i) the Company also properly submitted a Regular Purchase Notice providing for a Regular Purchase of a number of Purchase Shares not less than the Regular Purchase Share Limit then in effect on such Purchase Date in accordance with this Agreement (including, without limitation, giving effect to any increase to the Regular Purchase Share Limit as a result of the Closing Sale Price of the Common Stock exceeding certain thresholds set forth in Section 2(a) above on such Purchase Date and any other adjustments to the Regular Purchase Share Limit, in each case pursuant to Section 2(a) above), (ii) all Purchase Shares subject to all prior Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases, including, without limitation, those that have been effected on the same Business Day as the applicable Accelerated Purchase Date with respect to which the applicable Accelerated Purchase relates, have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement and (iii) the Closing Sale Price is not less than the Floor Price. If the Company delivers any Accelerated Purchase Notice directing the Investor to purchase an amount of Purchase Shares that exceeds the Accelerated Purchase Share Amount that the Company is then permitted to include in such Accelerated Purchase Notice, such Accelerated Purchase Notice shall be void ab initio to the extent, and only to the extent, of the number by which the number of Purchase Shares set forth in such Accelerated Purchase Notice exceeds the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice in accordance herewith (which shall be confirmed in an Accelerated Purchase Confirmation (defined below)), and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Accelerated Purchase Notice; provided that the Investor shall remain obligated to purchase the Accelerated Purchase Share Amount which the Company is permitted to include in such Accelerated Purchase Notice. Within one (1) Business Day after completion of each Accelerated Purchase Date, the Accelerated Purchase Share Amount and the applicable Accelerated Purchase Price shall be set forth on a written confirmation of the Accelerated Purchase to be provided to the Company by the Investor (an “Accelerated Purchase Confirmation”). Notwithstanding the foregoing, the Company shall not deliver any Accelerated Purchase Notices during the PEA Period.

(c) Additional Accelerated Purchases. Subject to the terms and conditions of this Agreement, beginning one (1) Business Day following the Commencement Date and thereafter, in addition to purchases of Purchase Shares as described in Section 2(a) and Section 2(b) above, the Company shall also have the right, but not the obligation, to direct the Investor, by its timely delivery to the Investor of an Additional

Accelerated Purchase Notice on an Additional Accelerated Purchase Date in accordance with this Agreement, to purchase the applicable Additional Accelerated Purchase Share Amount at the applicable Additional Accelerated Purchase Price therefor in accordance with this Agreement (each such purchase, an “Additional Accelerated Purchase”). The Company may deliver multiple Additional Accelerated Purchase Notices to the Investor on an Additional Accelerated Purchase Date; provided, however, that the Company may deliver an Additional Accelerated Purchase Notice to the Investor only (i) on a Business Day that is also the Accelerated Purchase Date for an Accelerated Purchase with respect to which the Company properly submitted to the Investor an Accelerated Purchase Notice in accordance with this Agreement on the applicable Purchase Date for a Regular Purchase of a number of Purchase Shares not less than the Regular Purchase Share Limit then in effect in accordance with this Agreement (including, without limitation, giving effect to any automatic increase to the Regular Purchase Share Limit as a result of the Closing Sale Price of the Common Stock exceeding certain thresholds set forth in Section 2(a) above on such Purchase Date and any other adjustments to the Regular Purchase Share Limit, in each case pursuant to Section 2(a) above), (ii) if the Closing Sale Price of the Common Stock on the Business Day immediately preceding the Business Day on which such Additional Accelerated Purchase Notice is delivered is not less than the Floor Price, and (iii) if all Purchase Shares subject to all prior Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases, including, without limitation, those that have been effected on the same Business Day as the applicable Additional Accelerated Purchase Date with respect to which the applicable Additional Accelerated Purchase relates, have theretofore been received by the Investor as DWAC Shares in accordance with this Agreement. If the Company delivers any Additional Accelerated Purchase Notice directing the Investor to purchase an amount of Purchase Shares that exceeds the Additional Accelerated Purchase Share Amount that the Company is then permitted to include in such Additional Accelerated Purchase Notice in accordance with the terms of this Agreement, such Additional Accelerated Purchase Notice shall be void ab initio to the extent, and only to the extent, of the number by which the number of Purchase Shares set forth in such Additional Accelerated Purchase Notice exceeds the Additional Accelerated Purchase Share Amount that the Company is then permitted to include in such Additional Accelerated Purchase Notice in accordance with the terms of this Agreement (which shall be confirmed in an Additional Accelerated Purchase Confirmation (defined below)), and the Investor shall have no obligation to purchase such excess Purchase Shares in respect of such Additional Accelerated Purchase Notice; provided, however, that the Investor shall remain obligated to purchase the Additional Accelerated Purchase Share Amount which the Company is permitted to include in such Additional Accelerated Purchase Notice. Within one (1) Business Day after completion of each Additional Accelerated Purchase Date, the Investor will provide to the Company a written confirmation of each Additional Accelerated Purchase on such Additional Accelerated Purchase Date setting forth the applicable Additional Accelerated Purchase Share Amount and Additional Accelerated Purchase Price for each such Additional Accelerated Purchase on such Additional Accelerated Purchase Date (each, an “Additional Accelerated Purchase Confirmation”). Notwithstanding the foregoing, the Company shall not deliver any Additional Accelerated Purchase Notices during the PEA Period.

(d) Payment for Purchase Shares. For each Regular Purchase, the Investor shall pay to the Company an amount equal to the Purchase Amount with respect to such Regular Purchase as full payment for such Purchase Shares via wire transfer of immediately available funds on the same Business Day that the Investor receives such Purchase Shares, if such Purchase Shares are received by the Investor before 1:00 p.m., Eastern time, or, if such Purchase Shares are received by the Investor after 1:00 p.m., Eastern time, the next Business Day. For each Accelerated Purchase and each Additional Accelerated Purchase, the Investor shall pay to the Company an amount equal to the Purchase Amount with respect to such Accelerated Purchase and Additional Accelerated Purchase, respectively, as full payment for such Purchase Shares via wire transfer of immediately available funds on the second Business Day following the date that the Investor receives such Purchase Shares. If the Company or the Transfer Agent shall fail for any reason or for no reason to electronically transfer any Purchase Shares as DWAC Shares in respect of a Regular Purchase, an Accelerated Purchase or an Additional Accelerated Purchase (as applicable) within two (2)

Business Days following the receipt by the Company of the Purchase Price, Accelerated Purchase Price and Additional Accelerated Purchase Price, respectively, therefor in compliance with this Section 2(d), and if on or after such Business Day the Investor purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Investor of such Purchase Shares that the Investor anticipated receiving from the Company in respect of such Regular Purchase, Accelerated Purchase or Additional Accelerated Purchase (as applicable), then the Company shall, within two (2) Business Days after the Investor’s request, either (i) pay cash to the Investor in an amount equal to the Investor’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Cover Price”), at which point the Company’s obligation to deliver such Purchase Shares as DWAC Shares shall terminate, or (ii) promptly honor its obligation to deliver to the Investor such Purchase Shares as DWAC Shares and pay cash to the Investor in an amount equal to the excess (if any) of the Cover Price over the total Purchase Amount paid by the Investor pursuant to this Agreement for all of the Purchase Shares to be purchased by the Investor in connection with such Regular Purchase, Accelerated Purchase and Additional Accelerated Purchase (as applicable). If the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up or down to the nearest whole share. All payments made under this Agreement shall be made in lawful money of the United States of America or wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

(e) Beneficial Ownership Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not issue or sell, and the Investor shall not purchase or acquire, any shares of Common Stock under this Agreement which, when aggregated with all other shares of Common Stock then beneficially owned by the Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in the beneficial ownership by the Investor and its affiliates of more than 9.9% of the then issued and outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). Upon the written or oral request of the Investor, the Company shall promptly confirm orally or in writing to the Investor the number of shares of Common Stock then outstanding. The Investor and the Company shall each cooperate in good faith in the determinations required hereby and the application hereof. The Investor’s written certification to the Company of the applicability of the Beneficial Ownership Limitation, and the resulting effect thereof hereunder at any time, shall be conclusive with respect to the applicability thereof and such result absent manifest error.

(f) Compliance with Principal Market Rules. The Company shall not issue any Securities pursuant to this Agreement if such issuance would reasonably be expected to result in (a) a violation of the Securities Act or (b) a breach of the rules and regulations of the Principal Market. Furthermore, the Company agrees that it shall not issue any Securities pursuant to this Agreement if, at the time of such issuance (Y) the effectiveness of the Registration Statement registering the Securities has lapsed for any reason (including, without limitation, the issuance of a stop order or similar order) or (Z) the Registration Statement is unavailable for the resale by the Investor of any or all of the Securities to be issued to the Investor under the Transaction Documents. The provisions of this Section 2(f) shall be implemented in a manner otherwise than in strict conformity with the terms hereof only if necessary to ensure compliance with the Securities Act and the rules and regulations of the Principal Market.

3.	INVESTOR’S REPRESENTATIONS AND WARRANTIES.

The Investor represents and warrants to the Company, D-Wave, and DPCM that as of the date hereof and as of the Commencement Date:

(a) Organization; Authority. The Investor is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, with the requisite power and authority to enter into, and to consummate the transactions contemplated by, this Agreement and otherwise to carry out its obligations hereunder and thereunder.

(b) Investment Purpose. The Investor is acquiring the Securities as principal for its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other Persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting the Investor’s right to sell the Securities at any time pursuant to the Registration Statement described herein or otherwise in compliance with applicable federal and state securities laws). The Investor is acquiring the Securities hereunder in the ordinary course of its business.

(c) Accredited Investor Status. The Investor is an “accredited investor” as that term is defined in Rule 501(a)(3) of Regulation D promulgated under the Securities Act.

(d) Reliance on Exemptions. The Investor understands that the Securities may be offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that each of the Company, D-Wave, and DPCM is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Securities.

(e) Information. The Investor understands that its investment in the Securities involves a high degree of risk. The Investor (i) is able to bear the economic risk of an investment in the Securities including a total loss thereof, (ii) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment in the Securities and (iii) has had an opportunity to ask questions of and receive answers from the officers of each of the Company, D-Wave, and DPCM concerning the financial condition and business of the Company, D-Wave, and DPCM and other matters related to an investment in the Securities. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its representatives shall modify, amend or affect the Investor’s right to rely on the Company’s, D-Wave’s, and DPCM’s representations and warranties contained in Section 4 below. The Investor has sought such accounting, legal and tax advice from its own independent advisor as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities. The Investor understands that it (and not the Company, D-Wave, and DPCM) shall be responsible for its own tax liabilities that may arise as a result of this investment or the transactions contemplated by this Agreement.

(f) No Governmental Review. The Investor understands that no U.S. federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of an investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(g) Transfer or Sale. The Investor understands that (i) the Securities may not be offered for sale, sold, assigned or transferred unless (A) registered pursuant to the Securities Act or (B) an exemption exists permitting such Securities to be sold, assigned or transferred without such registration; (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder.

(h) Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Investor and is a valid and binding agreement of the Investor enforceable against the Investor in accordance with its terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i) Residency. The Investor is a resident of the State of Illinois.

(j) No Short Selling. The Investor represents and warrants to the Company, D-Wave, and DPCM that at no time prior to the date of this Agreement has any of the Investor, its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY, D-WAVE, AND DPCM.

(a) Company Representations and Warranties. The Company represents and warrants to the Investor that, as of the date hereof and as of the Commencement Date:

(i) Organization and Qualification. The Company and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its respective articles or certificate of incorporation, bylaws or other organizational or charter documents. Each of the Company and its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Company Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. Other than Merger Sub, CallCo and ExchangeCo (each as defined in the Form S-4) and any other direct or indirect subsidiaries of the Company formed or that may be formed for purposes of effecting the Merger (collectively, the “Company Merger Subsidiaries”), the Company has no Subsidiaries.

(ii) Authorization; Enforcement; Validity. (a) The Company has the requisite corporate power and authority to enter into and subsequent to Closing (and subject to any applicable rules and regulations of the Principal Market) perform its obligations under this Agreement and each of the other Transaction Documents, and to issue the Securities in accordance with the terms hereof and thereof, (b) the execution and delivery of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Commitment Shares (as defined below in Section 5(e)) and the reservation for issuance and the issuance of the Purchase Shares issuable under this Agreement, have been duly authorized by the Company’s Board of Directors and other than the Merger, no further consent or authorization is required by the Company, its Board of Directors or its stockholders (except as provided in this Agreement), (c) each of this Agreement and the Registration Rights Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by the Company and (d) this Agreement constitutes, and each other Transaction Document upon its execution on behalf of the Company, shall constitute, the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. The Board of Directors of the Company has approved the resolutions (the “Signing Resolutions”) to authorize this Agreement and the transactions contemplated hereby. The Signing Resolutions are valid, in full force and effect and have not been modified or supplemented in any respect. The Company has delivered to the Investor a true and correct copy of a unanimous written consent adopting the Signing Resolutions executed by all of the members of the Board of Directors of the Company or minutes of a meeting of the Board of Directors of the Company approving the Signing Resolutions. Except as set forth in this Agreement and the consummation of the Merger, no other approvals or consents of the Company’s Board of Directors, any authorized committee thereof, or stockholders is necessary (except as provided in this Agreement) under applicable laws and the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) or the Company’s Bylaws, as amended and as in effect on the date hereof (the “Bylaws”), to authorize the execution and delivery of this Agreement or any of the transactions contemplated hereby, including, but not limited to, the issuance of the Commitment Shares and the issuance of the Purchase Shares.

(iii) Capitalization. As of the date hereof, the authorized share capital of the Company is 675,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share, and 100 shares of Common Stock are issued and outstanding. Except as disclosed in the SEC Documents (as defined below) and in the Company’s Registration Statement on S-4, initially filed with the SEC on March 15, 2022 (as amended, the “Form S-4”), (a) no shares of the Company’s capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered by the Company, (b) there are no outstanding debt securities, (c) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its Subsidiaries, (d) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (except the Registration Rights Agreement), (e) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries, (f) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (g) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. The Company has made available (provided that any documents filed with the SEC and available on the SEC’s EDGAR system shall be deemed to have been made available) to the Investor true and correct copies of the Certificate of Incorporation and the Bylaws, and summaries of the material terms of all securities convertible into or exercisable for Common Stock, if any, and copies of any documents containing the material rights of the holders thereof in respect thereto.

(iv) Issuance of Securities. Upon Closing, subsequent to the date of effectiveness of the Registration Statement, and upon issuance and payment therefor in accordance with the terms and conditions of this Agreement, as applicable, the Purchase Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions, rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common

Stock. Upon Closing, a sufficient number of shares of Common Stock to meet the Company’s obligations under this Agreement from time to time will be duly authorized and reserved for issuance upon purchase under this Agreement as Purchase Shares. Upon Closing, a sufficient number of shares of Common Stock to meet the Company’s obligations under this Agreement (subject to adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) will be duly authorized and, if required by the Principal Market, reserved for issuance as Commitment Shares (as defined below in Section 5(e)) in accordance with this Agreement. When issued in accordance with this Agreement and upon consummation of Closing, the Commitment Shares shall be validly issued, fully paid and nonassessable and free from all taxes, liens, charges, restrictions (other than restrictions under applicable securities laws), rights of first refusal and preemptive rights with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock.

(v) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company, the consummation of the Merger, and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Purchase Shares and the Commitment Shares) will not (a) result in a violation of the Certificate of Incorporation or the Bylaws or (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market applicable to the Company or any of its Subsidiaries) or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of conflicts, defaults, terminations, amendments, accelerations, cancellations and violations under clause (b), which could not reasonably be expected to result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except for possible conflicts, defaults, terminations or amendments that could not reasonably be expected to have a Company Material Adverse Effect or to result in any conflict related to the Merger. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance, or regulation of any governmental entity, except for possible violations, the sanctions for, or consequences of, which either individually or in the aggregate could not reasonably be expected to have a Company Material Adverse Effect. Except as specifically contemplated by this Agreement and any consents related to the Merger, and as required under the Securities Act or the Exchange Act or applicable state securities laws and the rules and regulations of the Principal Market, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date.

(vi) SEC Documents; Financial Statements. Upon Closing, the Company shall have filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof for such period as the Company was required by law or regulation to file such material, (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, filed by the Company or DPCM, as applicable, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, or, if amended or restated, as of the date of such amendment or restatement, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. None of the SEC Documents contained, when filed or, if amended or restated, as of the date of such amendment or restatement with respect to those disclosures that are amended or restated, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in the SEC Documents, the financial statements included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or if amended or restated, as of the date of such amendment or restatement. Except as set forth in the SEC Documents or in connection with the SEC’s review of the Form S-4, the Company has received no notices or correspondence from the SEC for the one year preceding the date hereof. To the knowledge of the Company, the SEC has not commenced any enforcement proceedings against the Company or any of its Subsidiaries.

(vii) Acknowledgment Regarding Investor’s Status. The Company acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Company further represents to the Investor that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives and advisors.

(viii) No General Solicitation; No Aggregated or Integrated Offering. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities. Neither the Company, nor or any of its affiliates, nor any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to purchase any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act, whether through aggregation or integration with prior offerings or otherwise, or cause this offering of the Securities to be aggregated or integrated with prior offerings by the Company in a manner that would require stockholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are to be listed or designated. The issuance and sale of the Securities hereunder, as of the date of this Agreement, does not contravene the rules and regulations of the Principal Market.

(ix) Application of Takeover Protections. The Company and its Board of Directors have taken or will take prior to the Commencement Date all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the state of its incorporation which is or could become applicable to the Investor as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and the Investor’s ownership of the Securities.

(x) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents that will be timely publicly disclosed by DPCM, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Form S-4 or the SEC Documents. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting purchases and sales of securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Investor regarding the Company, its business and the transactions contemplated hereby does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that the Investor neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

(xi) DTC Eligibility. Subsequent to Closing, the Company, through the Transfer Agent, shall participate in the DTC Fast Automated Securities Transfer (FAST) Program and the Common Stock will be able to be transferred electronically to third parties via the DTC Fast Automated Securities Transfer (FAST) Program.

(xii) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(a)(xii) that may be due in connection with the transactions contemplated by the Transaction Documents.

(xiii) Investment Company. The Company is not, and immediately after receipt of payment for the Securities will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(xiv) Listing and Maintenance Requirements. Subsequent to Closing, the Common Stock shall be registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock pursuant to the Exchange Act nor has the Company received any notification that the SEC is currently contemplating terminating such registration. The Company has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that the Company is not in compliance with the listing or maintenance requirements of the Principal Market.

(b) D-Wave Representations and Warranties. D-Wave represents and warrants to the Investor that, as of the date hereof and as of the Commencement Date:

(i) Organization and Qualification. D-Wave is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. D-Wave is not in violation or default of any of the provisions of its organizational documents or bylaws. D-Wave is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a D-Wave Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(ii) Authorization; Enforcement; Validity. (a) D-Wave has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and each of the other Transaction Documents, (b) the execution and delivery of the Transaction

Documents by D-Wave and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by D-Wave’s Board of Directors and no further consent or authorization is required by D-Wave, its Board of Directors or its stockholders (except as provided in this Agreement), (c) each of this Agreement and the Registration Rights Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by D-Wave and (d) each of this Agreement and the Registration Rights Agreement constitutes, and each other Transaction Document upon its execution on behalf of D-Wave, shall constitute, the valid and binding obligations of D-Wave enforceable against D-Wave in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. Except as set forth in this Agreement, no other approvals or consents of D-Wave’s Board of Directors, any authorized committee thereof, or stockholders (except as provided in this Agreement) is necessary under applicable laws and D-Wave’s organizational documents and bylaws to authorize the execution and delivery of the Transaction Documents or any of the transactions contemplated thereby.

(iii) No Conflicts. The execution, delivery and performance of the Transaction Documents by D-Wave and the consummation by D-Wave of the transactions contemplated hereby and thereby will not (a) result in a violation of D-Wave’s organizational documents or bylaws or (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which D-Wave is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations applicable to D-Wave) or by which any property or asset of D-Wave is bound or affected, except in the case of conflicts, defaults, terminations, amendments, accelerations, cancellations and violations under clause (b), which could not reasonably be expected to result in a D-Wave Material Adverse Effect. D-Wave is not in violation of any term of or in default under its organizational documents or bylaws. D-Wave is not in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to D-Wave, except for possible conflicts, defaults, terminations or amendments that could not reasonably be expected to have a D-Wave Material Adverse Effect. The business of D-Wave is not being conducted, and shall not be conducted, in violation of any law, ordinance or regulation of any governmental entity, except for possible violations, the sanctions for which either individually or in the aggregate could not reasonably be expected to have a D-Wave Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the Securities Act or applicable state securities laws, D-Wave is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which D-Wave is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date.

(iv) Absence of Certain Changes. D-Wave has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does D-Wave have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. Assuming D-Wave receives the anticipated proceeds from the Merger, D-Wave is financially solvent and is generally able to pay its debts as they become due.

(v) Absence of Litigation. There is no action, suit, proceeding, inquiry or, to D-Wave’s knowledge, investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of D-Wave, threatened against or affecting D-Wave, or any of D-Wave’s officers or directors in their capacities as such, which could reasonably be expected to have a D-Wave Material Adverse Effect.

(vi) Acknowledgment Regarding Investor’s Status. D-Wave acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. D-Wave further acknowledges that the Investor is not acting as a financial advisor or fiduciary of D-Wave (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. D-Wave further represents to the Investor that D-Wave’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by D-Wave and its representatives and advisors.

(vii) No General Solicitation. Neither D-Wave, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

(viii) Intellectual Property Rights. D-Wave owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights necessary to conduct its business as now conducted. None of D-Wave’s rights in its owned and material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, trade secrets or other intellectual property rights have expired or terminated, or, by the terms and conditions thereof, could expire or terminate within two years from the date of this Agreement, in each case which could reasonably be expected to have a D-Wave Material Adverse Effect. D-Wave does not have any knowledge of any infringement by D-Wave of any trademark, trade name rights, patents, patent rights, copyrights, service names, service marks, service mark registrations, trade secret or other intellectual property rights of others, and there is no claim, action or proceeding being made or brought against, or to D-Wave’s knowledge, being threatened against, D-Wave regarding trademark, trade name, patents, patent rights, copyright, service names, service marks, service mark registrations, trade secret or other infringement, in each case which could reasonably be expected to have a D-Wave Material Adverse Effect.

(ix) Environmental Laws. D-Wave (a) is in compliance with any and all applicable foreign, federal, state, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (b) has received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its businesses and (c) is in compliance with all terms and conditions of any such permit, license or approval, except where, in each of the three foregoing clauses, the failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(x) Title. D-Wave does not own any real property, and has good and marketable title to all tangible personal property owned by it that is material to its business, in each case free and clear of all liens, encumbrances and defects (“Liens”), except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by D-Wave and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by D-Wave are held by them under valid, subsisting and enforceable leases with which D-Wave is in compliance with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by D-Wave.

(xi) Insurance. D-Wave is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of D-Wave believes to be prudent and customary in the businesses in which D-Wave is engaged. D-Wave has not been refused any insurance coverage sought or applied for and D-Wave has no reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not materially and adversely affect the condition, financial or otherwise, or the earnings, business or operations of D-Wave.

(xii) Regulatory Permits. D-Wave possesses all material certificates, authorizations and permits issued by the appropriate federal, state, provincial or foreign regulatory authorities necessary to conduct its business, and D-Wave has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(xiii) Tax Status. D-Wave has filed all federal, state, provincial, local and foreign tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a D-Wave Material Adverse Effect) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by D-Wave or sale by D-Wave of the Common Stock. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery by D-Wave of the Common Stock or the authorization, execution, delivery and performance of this Agreement.

(xiv) Transactions With Affiliates. Except as disclosed in the Form S-4, none of the officers or directors of D-Wave and, to the knowledge of D-Wave, none of the employees of D-Wave is presently a party to any transaction with D-Wave (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of D-Wave, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, other than for (a) payment of salary or consulting fees for services rendered, (b) reimbursement for expenses incurred on behalf of D-Wave and (c) other employee benefits, including stock option agreements under any stock option plan of D-Wave.

(xv) Foreign Corrupt Practices. D-Wave has not, and to the knowledge of D-Wave, any director, officer, agent, employee or affiliate of D-Wave is not aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA or the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and D-Wave, and, to the knowledge of D-Wave, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of D-Wave are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency, including, without limitation, Title 18 U.S. Code section 1956 and 1957, the Patriot Act, the Bank Secrecy Act, all as amended, and any Executive order, directive or regulation pursuant to the authority of any of the foregoing, or any orders or licenses issued thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving D-Wave with respect to the Money Laundering Laws is pending or, to the best knowledge of D-Wave, threatened. Neither D-Wave, nor to the knowledge of D-Wave any of the directors, officers or employees, agents, affiliates or representatives of D-Wave, is an individual or entity that is, or is owned or controlled by an individual or entity that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Sudan and Syria). D-Wave shall not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity: (i) to fund or facilitate any activities or business of or with any individual or entity or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions or (ii) in any other manner that will result in a violation of Sanctions by any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise). For the past five years, D-Wave has not knowingly engaged in, and is not now knowingly engaged in, any dealings or transactions with any individual or entity, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(xvi) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by D-Wave to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(b)(xvi) that may be due in connection with the transactions contemplated by the Transaction Documents.

(c) DPCM Representations and Warranties. DPCM represents and warrants to the Investor that, as of the date hereof and as of the Commencement Date:

(i) Organization and Qualification. DPCM and each of its Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither DPCM nor any of its Subsidiaries is in violation or default of any of the provisions of its respective articles or certificate of incorporation, bylaws or other organizational or charter documents. Each of DPCM and its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a DPCM Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification. Other than the Company, the Company Merger Subsidiaries and any additional direct or indirect subsidiaries of DPCM formed or that may be formed for purposes of effecting the Merger, DPCM has no Subsidiaries.

(ii) Authorization; Enforcement; Validity. (a) DPCM has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement and each of the other Transaction Documents, (b) the execution and delivery of the Transaction Documents by DPCM and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by DPCM’s Board of Directors and no further consent or authorization is required by DPCM, its Board of Directors or its stockholders (except as provided in this Agreement), (c) each of this Agreement and the Registration Rights Agreement has been, and each other Transaction Document shall be on the Commencement Date, duly executed and delivered by DPCM and (d) each of this Agreement and the Registration Rights Agreement constitutes, and each other Transaction Document upon its execution on behalf of DPCM, shall constitute, the valid and binding obligations of DPCM enforceable against DPCM in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies. Except as set forth in this Agreement, no other approvals or consents of DPCM’s Board of Directors, any authorized committee thereof, or stockholders (except as provided in this Agreement) is necessary under applicable laws and DPCM’s certificate of incorporation and bylaws to authorize the execution and delivery of the Transaction Documents or any of the transactions contemplated thereby.

(iii) Capitalization. As of the date hereof, the authorized and issued capital stock of DPCM is set forth in the Form S-4. Except as disclosed in the SEC Documents or the Form S-4, (a) no shares of DPCM’s capital stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered by DPCM, (b) there are no outstanding debt securities, (c) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of DPCM or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which DPCM or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of DPCM or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of DPCM or any of its Subsidiaries, (d) there are no agreements or arrangements under which DPCM or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act, (e) there are no outstanding securities or instruments of DPCM or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which DPCM or any of its Subsidiaries is or may become bound to redeem a security of DPCM or any of its Subsidiaries, (f) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement and (g) DPCM does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. DPCM has made available (provided that any documents filed with the SEC and available on the SEC’s EDGAR system shall be deemed to have been made available) to the Investor true and correct copies of DPCM’s certificate of incorporation, and DPCM’s bylaws, as amended and as in effect on the date hereof, and summaries of the material terms of all securities convertible into or exercisable for Common Stock, if any.

(iv) No Conflicts. The execution, delivery and performance of the Transaction Documents by DPCM and the consummation by DPCM of the transactions contemplated hereby and thereby will not (a) result in a violation of DPCM’s certificate of incorporation or bylaws or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which DPCM is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations applicable to DPCM) or by which any property or asset of DPCM is bound or affected, except in the case of conflicts, defaults, terminations, amendments, accelerations, cancellations and violations under clause (ii), which could not reasonably be expected to result in a DPCM Material Adverse Effect. DPCM is not in violation of any term of or in default under its certificate of incorporation or bylaws. DPCM is not in violation of any term of or is in default under any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to DPCM, except for possible conflicts, defaults, terminations or amendments that could not reasonably be expected to have a DPCM Material Adverse Effect. The business of DPCM is not being conducted, and shall not be conducted, in violation of any law, ordinance or regulation of any governmental entity, except for possible violations, the sanctions for which either individually or in the aggregate could not reasonably be expected to have a DPCM Material Adverse Effect. Except as specifically contemplated by this Agreement and as required under the Exchange Act, DPCM is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents in accordance with the terms hereof or thereof. Except as set forth elsewhere in this Agreement, all consents, authorizations, orders, filings and registrations which DPCM is required to obtain pursuant to the preceding sentence shall be obtained or effected on or prior to the Commencement Date.

(v) SEC Documents; Financial Statements. Upon Closing, DPCM shall have filed all SEC Documents on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, or, if amended or restated, as of the date of such amendment or restatement, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. As of the date hereof, none of the SEC Documents contained, when filed or, if amended or restated, as of the date of such amendment or restatement with respect to those disclosures that are amended or restated, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in the SEC Documents, the financial statements of DPCM included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing, or if amended or restated, as of the date of such amendment or restatement. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of DPCM and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. Except as set forth in the SEC Documents or in connection with the SEC’s review of the Form S-4, DPCM has received no notices or correspondence from the SEC for the one year preceding the date hereof. To the knowledge of DPCM, the SEC has not commenced any enforcement proceedings against DPCM or any of its Subsidiaries.

(vi) Acknowledgment Regarding Investor’s Status. DPCM acknowledges and agrees that the Investor is acting solely in the capacity of arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. DPCM further acknowledges that the Investor is not acting as a financial advisor or fiduciary of DPCM (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. DPCM further represents to the Investor that DPCM’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by DPCM and its representatives and advisors.

(vii) No General Solicitation. Neither DPCM, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities.

(viii) Sarbanes-Oxley. DPCM is in compliance with all material provisions of the Sarbanes-Oxley Act of 2002, as amended, which are applicable to it as of the date hereof.

(ix) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by DPCM to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Investor shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 4(c)(ix) that may be due in connection with the transactions contemplated by the Transaction Documents.

(x) Listing and Maintenance Requirements. DPCM’s common stock is registered pursuant to Section 12(b) of the Exchange Act, and DPCM has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Stock pursuant to the Exchange Act nor has DPCM received any notification that the SEC is currently contemplating terminating such registration. DPCM has not, in the twelve (12) months preceding the date hereof, received any notice from any Person to the effect that DPCM is not in compliance with the listing or maintenance requirements of the Principal Market. DPCM is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

(xi) No Market Manipulation. DPCM has not, and to its knowledge no Person acting on its behalf has, (a) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of DPCM to facilitate the sale or resale of any security of DPCM, (b) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any security of DPCM, or (c) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of DPCM.

(xii) Absence of Certain Changes. Except as disclosed in the SEC Documents, since December 31, 2021, there has been no material adverse change in the business, properties, operations, financial condition or results of operations of DPCM. DPCM has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does DPCM have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings. DPCM is financially solvent and is generally able to pay its debts as they become due.

(xiii) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents that will be timely publicly disclosed by DPCM, DPCM confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Form S-4 or the SEC Documents. DPCM understands and confirms that the Investor will rely on the foregoing representation in effecting purchases and sales of the Securities. All of the disclosure furnished by or on behalf of DPCM to the Investor regarding DPCM, its business and the transactions contemplated hereby is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. DPCM acknowledges and agrees that the Investor neither makes nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3 hereof.

(xiv) Accountants. DPCM’s accountants are set forth in the SEC Documents and, to the knowledge of DPCM, such accountants are an independent registered public accounting firm as required by the Securities Act.

5.	COVENANTS.

(a) Filing of Current Report and Registration Statement. Each of the Company, D-Wave, and DPCM agrees that DPCM shall, within the time required under the Exchange Act, file with the SEC a report on Form 8-K relating to the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall file with the SEC, within thirty (30) days of the date of Closing, a new registration statement (as amended or supplemented or replaced with a New Registration Statement, the “Registration Statement”) covering the resale of the Purchase Shares and all of the Commitment Shares in accordance with the terms of the Registration Rights Agreement between the Company and the Investor, dated as of the date hereof (the “Registration Rights Agreement”); provided, however, that the Company may delay filing or suspend the use of any Registration Statement if the Company determines, upon advice of legal counsel, that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed. The Company and DPCM shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least two (2) Business Days prior to its filing with the SEC and, with respect to information regarding the Investor or the transaction contemplated hereby, DPCM shall not file the Current Report or the Registration Statement with the SEC in a form to which the Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the final pre-filing draft version of the Current Report within one (1) Business Day from the date the Investor receives it from the Company or DPCM.

(b) Blue Sky. The Company shall take all such action, if any, as is reasonably necessary in order to obtain an exemption for or to register or qualify (i) the issuance of the Commitment Shares and the sale of the Purchase Shares to the Investor under this Agreement and (ii) any subsequent resale of all Commitment Shares and all Purchase Shares by the Investor, in each case, under applicable securities or “Blue Sky” laws of the states of the United States in such states as is reasonably requested by the Investor from time to time, and shall provide evidence of any such action so taken to the Investor provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(c) Listing/DTC. The Company shall take all action reasonably necessary to promptly secure the listing of all of the Purchase Shares and Commitment Shares to be issued to the Investor hereunder on the Principal Market (subject to official notice of issuance) and upon each other national securities exchange or automated quotation system, if any, upon which the Common Stock is then listed, and shall use commercially reasonable efforts to maintain, so long as any shares of Common Stock shall be so listed, such listing of all such Securities from time to time issuable hereunder. The Company shall use commercially reasonable efforts to maintain the listing of the Common Stock on the Principal Market and shall comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules and regulations of the Principal Market. The Company shall not take any action that would reasonably be expected to result in the delisting or suspension of the Common Stock on the Principal Market. The Company shall promptly, and in no event later than the following Business Day, provide to the Investor copies of any notices it receives from any Person regarding the continued eligibility of the Common Stock for listing on the Principal Market; provided, however, that the Company shall not be required to provide the Investor copies of any such notice that the Company reasonably believes constitutes material non-public information and the Company would not be required to publicly disclose such notice in any report or statement filed with the SEC and under the Exchange Act or the Securities Act. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 5(c). The Company shall take all action reasonably necessary to ensure that its Common Stock can be transferred electronically as DWAC Shares.

(d) Prohibition of Short Sales and Hedging Transactions. The Investor agrees that beginning on the date of this Agreement and ending on the date of termination of this Agreement as provided in Section 11, the Investor and its agents, representatives and affiliates shall not in any manner whatsoever enter into or effect, directly or indirectly, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the Common Stock or (ii) hedging transaction, which establishes a net short position with respect to the Common Stock.

(e) Issuance of Commitment Shares. In consideration for the Investor’s execution and delivery of this Agreement, the Company shall pay the Investor cash or cause the Transfer Agent to issue shares of Common Stock directly to the Investor in an aggregate amount equal to Two Million Six Hundred Twenty Five Thousand Dollars ($2,625,000) (the “Commitment Fee”) and shall deliver to the Transfer Agent on the date of this Agreement the Irrevocable Transfer Agent Instructions in the form as set forth in Section 6. The Company shall pay the Commitment Fee to the Investor as follows: (i) on the date of Closing, Eight Hundred Seventy Five Thousand Dollars ($875,000) of shares of Common Stock shall be delivered to the Investor (the “Initial Tranche Commitment Shares”) and (ii) on or before the business day prior to the filing of the Registration Statement, the Company shall elect, and communicate to the Investor its election, to pay the remaining amount of the Commitment Fee in cash or shares of Common Stock. If the Company elects to pay the remaining amount of the Commitment Fee in cash, the Company shall pay to the Investor, within ninety (90) days of the date of Closing, an amount in cash, by wire transfer of immediately available funds, equal to One Million Seven Hundred Fifty Thousand Dollars ($1,750,000). If the Company elects to pay the fee in shares of Common Stock, One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) of shares of Common Stock will be issued to the Investor at least one business day prior to the date of filing of the Registration Statement (the “Second Tranche Commitment Shares,” and together with the Initial Tranche Commitment Shares, the “Commitment Shares”). For purposes of determining the number of Commitment Shares, the price of the Commitment Shares shall be equal to the lesser of (x) a per share price that is equal to 100% of the DPCM Price or (y) the average closing price of the Common Stock for the ten (10) business days prior to the date such shares are issued. For the avoidance of doubt, all of the Commitment Shares shall be fully earned as of the date of this Agreement, irrespective of any subsequent termination of this Agreement but the Commitment Fee will in no event be paid to the Investor if the Closing does not occur.

(f) Due Diligence; Non-Public Information. The Investor shall have the right, from time to time as the Investor may reasonably deem appropriate and upon reasonable advance notice to the Company, D-Wave, and DPCM, to perform reasonable due diligence on the Company and D-Wave during normal business hours. Each of the Company, D-Wave, and DPCM and their respective officers and employees shall provide information and reasonably cooperate with the Investor in connection with any reasonable request by the Investor related to the Investor’s due diligence of the Company, D-Wave, and DPCM. Each party hereto agrees not to disclose any Confidential Information of the other party to any third party and shall not use the Confidential Information for any purpose other than in connection with, or in furtherance of, the transactions contemplated hereby. Each party hereto acknowledges that the Confidential Information shall remain the property of the disclosing party and agrees that it shall take all reasonable measures to protect the secrecy of any Confidential Information disclosed by the other party. Each of the Company, D-Wave, and DPCM confirms that neither it nor any other Person acting on its behalf shall provide the Investor or its agents or counsel with any information that constitutes or might constitute material, non-public information, unless a simultaneous public announcement thereof is made by the Company or DPCM, as applicable, in the manner contemplated by Regulation FD. In the event of a breach of the foregoing covenant by the Company, D-Wave, DPCM, or any Person acting on their behalf (as determined in the reasonable good faith judgment of the Investor), in addition to any other remedy provided herein or in the other Transaction Documents, if the Investor is holding any Securities at the time of the disclosure of material, non-public information, the Investor shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, non-public information without the prior approval by the Company, D-Wave, and DPCM; provided the Investor shall have first provided notice to the Company, D-Wave, and DPCM that it believes it has received information that constitutes material, non-public information, and the Company, D-Wave, and DPCM shall have at least two (2) Business Days to either (i) demonstrate that such information is not material non-public information to the reasonable satisfaction of the Investor or (ii) publicly disclose such material, non-public information prior to any such disclosure by the Investor. The Investor shall not have any liability to the Company, any of its Subsidiaries, D-Wave, DPCM, or any of their respective directors, officers, employees, stockholders or agents, for any such disclosure. Each of the Company, DPCM, and D-Wave understands and confirms that the Investor shall be relying on the foregoing covenants in effecting transactions in securities of the Company.

(g) Purchase Records. The Investor and the Company shall each maintain records showing the remaining Available Amount at any given time and the dates and Purchase Amounts for each Regular Purchase, Accelerated Purchase and Additional Accelerated Purchase or shall use such other method, reasonably satisfactory to the Investor and the Company.

(h) Taxes. The Company shall pay any and all transfer, stamp or similar taxes that may be payable with respect to the issuance and delivery of any shares of Common Stock to the Investor made under this Agreement. For the avoidance of doubt, any other taxes incurred by the Investor (including any taxes on income resulting from the transactions contemplated by this Agreement) shall solely be the responsibility of the Investor.

(i) Aggregation. From and after the date of this Agreement, neither the Company, nor any of its affiliates will, and the Company shall use its reasonable best efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to purchase any security, under circumstances that would cause this offering of the Securities by the Company to the Investor to be aggregated with other offerings by the Company in a manner that would require stockholder approval pursuant to the rules of the Principal Market on which any of the securities of the Company are listed or designated, unless stockholder approval is obtained before the closing of such subsequent transaction in accordance with the rules of such Principal Market.

(j) Use of Proceeds. The Company will use the net proceeds from the offering for any corporate purpose at the sole discretion of the Company.

(k) Integration. From and after the date of this Agreement, the Company, D-Wave, DPCM and any of their respective affiliates shall not, and each of the Company, D-Wave, and DPCM shall use its reasonable best efforts to ensure that no Person acting on their behalf will, directly or indirectly, make any offers or sales of any security or solicit any offers to purchase any security, under circumstances that would require registration of the offer and sale of any of the Securities under the Securities Act.

(l) Limitation on Variable Rate Transactions. From and after the date of this Agreement until the Maturity Date, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Stock involving a Variable Rate Transaction other than with the Investor. “Variable Rate Transaction” means an “equity line of credit” or substantially similar transaction whereby an investor is irrevocably bound to purchase securities over a period of time from the Company at a price based on the market price of the Company’s Common Stock at the time of each such purchase, provided, however, that this Section 5(l) shall not be deemed to prohibit the issuance and sale of Common Stock pursuant to an “at-the-market offering” by the Company exclusively through a registered broker-dealer acting as agent of the Company pursuant to a written agreement between the Company and such registered broker-dealer.

6.	TRANSFER AGENT INSTRUCTIONS.

(a) Initial Tranche Commitment Shares. Upon Closing, the Company shall issue to the Transfer Agent (and any subsequent transfer agent) irrevocable instructions, in substantially the form agreed to prior to the date of Closing to issue the Initial Tranche Commitment Shares in accordance with the terms of this Agreement (the “Irrevocable Initial Tranche Transfer Agent Instructions”). The certificate, DRS or book-entry statement(s) representing the Initial Tranche Commitment Shares shall bear the following restrictive legend (the “Restrictive Legend”):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE REOFFERED, SOLD, ASSIGNED, PLEDGED, ENCUMBERED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

The Company agrees to take such actions and provide such instructions as are reasonably required to remove such restrictive legend upon the Initial Tranche Commitment Shares becoming eligible for resale pursuant to the Registration Statement.

(b) Second Tranche Commitment Shares. If the Company elects to pay the second portion of the Commitment Fee in shares of Common Stock, at least one Business Day prior to the filing of the Registration Statement, the Company shall issue to the Transfer Agent (and any subsequent transfer agent) irrevocable instructions, in substantially the form agreed to prior to the date hereof, to issue the Second Tranche Commitment Shares in accordance with the terms of this Agreement (the “Irrevocable Second Tranche Transfer Agent Instructions”). All Second Tranche Commitment Shares to be issued to or for the benefit of the Investor pursuant to this Agreement shall be issued as DWAC Shares. The Company warrants to the Investor that, while the Agreement is effective, no instruction other than the Irrevocable Second Tranche Transfer Agent Instructions referred to in this Section 6 will be given by the Company to the Transfer Agent with respect to the Second Tranche Commitment Shares, and the Second Tranche Commitment Shares shall otherwise be freely transferable on the books and records of the Company. Notwithstanding anything to the contrary in this Section 6(b), to the extent the Second Tranche Commitment Shares are issued prior to the effectiveness of the Registration Statement, the certificate, DRS or book-entry statement(s) representing the Second Tranche Commitment Shares shall bear the same restrictive legend as the Initial Tranche Commitment Shares and as referenced in Section 6(a) above.

(c) Purchase Shares. On the date of the Commencement, the Company shall issue to the Transfer Agent, and any subsequent transfer agent, irrevocable instructions in the form agreed to prior to the date hereof (the “Commencement Irrevocable Transfer Agent Instructions”) to issue the Purchase Shares in accordance with the terms of this Agreement and the Registration Rights Agreement. All Purchase Shares to be issued from and after Commencement to or for the benefit of the Investor pursuant to this Agreement shall be issued only as DWAC Shares. The Company represents and warrants to the Investor that, while this Agreement is effective, no instruction other than as contemplated by the Commencement Irrevocable Transfer Agent Instructions and any Notice of Effectiveness of Registration Statement (as defined in the Registration Rights Agreement) will be given by the Company to the Transfer Agent with respect to the Purchase Shares from and after Commencement, and no instruction or other communication to the Transfer Agent with respect to the issuance of the Purchase Shares shall be made without the approval of the Investor. The Company shall provide confirmation of receipt by the Transfer Agent of all instructions pursuant to the Commencement Irrevocable Transfer Agent Instructions with respect to Purchase Shares within one Business Day of delivery of any Purchase Notice. The Purchase Shares covered by the Registration Statement shall otherwise be freely transferable on the books and records of the Company.

7.	CONDITIONS TO THE COMPANY’S RIGHT TO COMMENCE SALES OF SHARES OF COMMON STOCK.

The right of the Company hereunder to commence sales of the Purchase Shares as of the Commencement Date is subject to the satisfaction (or waiver by the Company) of each of the following conditions:

(a) The Investor shall have executed each of the Transaction Documents and delivered the same to the Company, D-Wave, and DPCM;

(b) The Merger shall have been completed and D-Wave and DPCM shall have become wholly owned subsidiaries of the Company;

(c) The Registration Statement covering the resale of all of the Commitment Shares and the Purchase Shares shall have been declared effective under the Securities Act by the SEC and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC;

(d) The representations and warranties of the Investor shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, the portion of such representations and warranties so qualified shall be true and correct without further qualification) as of the date hereof and as of the Commencement Date as though made at that time.

8.	CONDITIONS TO THE INVESTOR’S OBLIGATION TO PURCHASE SHARES OF COMMON STOCK.

The obligation of the Investor to buy Purchase Shares under this Agreement is subject to the satisfaction of each of the following conditions on or prior to the Commencement Date and, once such conditions have been initially satisfied, there shall not be any ongoing obligation to satisfy such conditions after the Commencement has occurred:

(a) Each of the Company, D-Wave, and DPCM shall have executed each of the Transaction Documents and delivered the same to the Investor;

(b) The Merger shall have been completed and D-Wave and DPCM shall have become wholly owned subsidiaries of the Company;

(c) The Common Stock shall be listed or quoted on the Principal Market, trading in the Common Stock shall not have been suspended by the SEC or the Principal Market within the last 365 days, and all Securities to be issued by the Company to the Investor pursuant to this Agreement shall have been approved for listing or quotation on the Principal Market in accordance with the applicable rules and regulations of the Principal Market, as then in effect, subject only to official notice of issuance;

(d) The Investor shall have received the opinions of the Company’s legal counsel dated as of the Commencement Date substantially in the form agreed by the parties hereto;

(e) The representations and warranties of the Company, D-Wave, and DPCM shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 above, in which case, the portion of such representations and warranties so qualified shall be true and correct without further qualification) as of the date hereof and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such date) and each of the Company, D-Wave, and DPCM shall have performed, satisfied and complied with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company, D-Wave, and DPCM, respectively, at or prior to the Commencement Date. The Investor shall have received a certificate, executed by the CEO, President or CFO of the Company, dated as of the Commencement Date, to the foregoing effect in the form attached hereto as Exhibit A;

(f) The Board of Directors of the Company shall have adopted resolutions substantially in the form previously provided to the Investor/as set forth as Exhibit C which shall be in full force and effect without any amendment or supplement thereto as of the Commencement Date;

(g) As of the Commencement Date, the Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose (i) of effecting sales of Purchase Shares hereunder, a sufficient number of shares of Common Stock to meet the Company’s obligations under this Agreement from time to time; and (ii) effecting the issuance of Commitment Shares hereunder a sufficient number of shares of Common Stock to meet the Company’s obligations under this Agreement;

(h) The Commencement Irrevocable Transfer Agent Instructions and the Notice of Effectiveness of Registration Statement each shall have been delivered to and acknowledged in writing by the Company and the Company’s Transfer Agent (or any successor transfer agent);

(i) No Person shall have commenced a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(j) The Company shall have not, pursuant to or within the meaning of any Bankruptcy Law, (i) commenced a voluntary case, (ii) consented to the entry of an order for relief against it in an involuntary case, (iii) consented to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) made a general assignment for the benefit of its creditors or admitted in writing that it is generally unable to pay its debts as the same become due;

(k) The Company shall have delivered to the Investor a certificate evidencing the incorporation and good standing of the Company in the State of Delaware issued by the Secretary of State of the State of Delaware as of a date within ten (10) Business Days of the Commencement Date;

(l) The Company shall have delivered to the Investor a certified copy of the Certificate of Incorporation as certified by the Secretary of State of the State of Delaware within ten (10) Business Days of this Agreement;

(m) The Company shall have delivered to the Investor a secretary’s certificate executed by the secretary or other qualified officer of the Company, dated as of the Commencement Date, in the form attached hereto as Exhibit B;

(n) The Registration Statement covering the resale of the Commitment Shares and Purchase Shares shall have been declared effective under the Securities Act by the SEC and no stop order with respect to the Registration Statement shall be pending or threatened by the SEC. The Company shall have prepared and filed with the SEC, not later than one (1) Business Day after the effective date of the Registration

Statement, a final prospectus (the preliminary form of which shall be included in the Registration Statement) and shall have delivered to the Investor a true and complete copy thereof. Such prospectus shall be current and available for the resale by the Investor of all of the Securities covered thereby. The Current Report shall have been filed with the SEC, as required pursuant to Section 5(a). All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC at or prior to the Commencement Date pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act;

(o) No Event of Default (as defined below) has occurred and continues, taking into account any applicable grace or cure period;

(p) All federal, state and local governmental laws, rules and regulations applicable to the transactions contemplated by the Transaction Documents and necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been complied with in all material respects, and all consents, authorizations and orders of, and all filings and registrations with, all federal, state and local courts or governmental agencies and all federal, state and local regulatory or self-regulatory agencies necessary for the execution, delivery and performance of the Transaction Documents and the consummation of the transactions contemplated thereby in accordance with the terms thereof shall have been obtained or made, including, without limitation, in each case those required under the Securities Act, the Exchange Act, applicable state securities or “Blue Sky” laws or applicable rules and regulations of the Principal Market, or otherwise required by the SEC, the Principal Market or any state securities regulators;

(q) No statute, regulation, order, decree, writ, ruling or injunction shall have been enacted, entered, promulgated, threatened or endorsed by any federal, state, local or foreign court or governmental authority of competent jurisdiction which prohibits the consummation of or which would materially modify or delay any of the transactions contemplated by the Transaction Documents; and

(r) No action, suit or proceeding before any federal, state, local or foreign arbitrator or any court or governmental authority of competent jurisdiction shall have been commenced or threatened, and no inquiry or investigation by any federal, state, provincial, local or foreign governmental authority of competent jurisdiction shall have been commenced or threatened, against the Company, D-Wave, and DPCM, or any of the officers, directors or affiliates of the Company, D-Wave, and DPCM, seeking to restrain, prevent or change the transactions contemplated by the Transaction Documents, or seeking material damages in connection with such transactions.

9.	INDEMNIFICATION.

(a) In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless the Investor and all of its affiliates, stockholders, officers, directors, members, managers, employees and direct or indirect investors and any of the foregoing Person’s agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and reasonable expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable and documented out-of-pocket attorneys’ fees and disbursements (the “Indemnified Liabilities”), actually incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction

Documents or any other certificate, instrument or document executed by the Company contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, other than, in the case of clause (c), with respect to Indemnified Liabilities which result directly and primarily from the fraud, gross negligence, bad faith or willful misconduct of an Indemnitee. The indemnity in this Section 9(a) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date the Investor makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to the Company by the Investor shall be conclusive evidence, absent manifest error, of the amount due from the Company to the Investor; provided that the Indemnitee shall undertake to repay any amounts paid to it hereunder if it is ultimately determined, by a final and non-appealable order of a court of competent jurisdiction, that the Indemnitee is not entitled to be indemnified against such Indemnified Liabilities by the Company pursuant to this Agreement. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of the Company and the position of such Indemnitee, in which case the Company shall be responsible for the reasonable and documented out-of-pocket fees and expenses of no more than one such separate counsel.

(b) In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of D-Wave’s other obligations under the Transaction Documents, D-Wave shall defend, protect, indemnify and hold harmless the Investor and all of its Indemnitees from and against any and all Indemnified Liabilities, actually incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by D-Wave in the Transaction Documents or any other certificate, instrument or document executed by D-Wave contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of D-Wave contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, other than, in the case of clause (c), with respect to Indemnified Liabilities which result from the fraud, gross negligence, bad faith or willful misconduct of an Indemnitee. The indemnity in this Section 9(b) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of D-Wave, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by D-Wave may be unenforceable for any reason, D-Wave shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date the Investor makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to D-Wave by the Investor shall be conclusive evidence, absent manifest error, of the amount due from D-Wave to the Investor; provided that the Indemnitee shall undertake to repay any amounts paid to it hereunder if it is ultimately determined, by a final and non-appealable order of a court of competent jurisdiction, that the Indemnitee is not entitled to be indemnified against such Indemnified Liabilities by D-Wave pursuant to this Agreement. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify D-Wave in writing, and D-Wave shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by D-Wave in writing, (ii) D-Wave has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of D-Wave and the position of such Indemnitee, in which case D-Wave shall be responsible for the reasonable and documented out-of-pocket fees and expenses of no more than one such separate counsel.

(c) In consideration of the Investor’s execution and delivery of the Transaction Documents and acquiring the Securities hereunder and in addition to all of DPCM’s other obligations under the Transaction Documents, DPCM shall defend, protect, indemnify and hold harmless the Investor and all of its Indemnitees from and against any and all Indemnified Liabilities, actually incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by DPCM in the Transaction Documents or any other certificate, instrument or document executed by DPCM contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of DPCM contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, or (c) any cause of action, suit or claim brought or made against such Indemnitee and arising out of or resulting from the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, other than, in the case of clause (c), with respect to Indemnified Liabilities which result from the fraud, gross negligence, bad faith or willful misconduct of an Indemnitee. The indemnity in this Section 9(c) shall not apply to amounts paid in settlement of any claim if such settlement is effected without the prior written consent of DPCM, which consent shall not be unreasonably withheld, conditioned or delayed. To the extent that the foregoing undertaking by DPCM may be unenforceable for any reason, DPCM shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Payment under this indemnification shall be made within thirty (30) days from the date the Investor makes written request for it. A certificate containing reasonable detail as to the amount of such indemnification submitted to DPCM by the Investor shall be conclusive evidence, absent manifest error, of the amount due from DPCM to the Investor; provided that the Indemnitee shall undertake to repay any amounts paid to it hereunder if it is ultimately determined, by a final and non-appealable order of a court of competent jurisdiction, that the Indemnitee is not entitled to be indemnified against such Indemnified Liabilities by DPCM pursuant to this Agreement. If any action shall be brought against any Indemnitee in respect of which indemnity may be sought pursuant to this Agreement, such Indemnitee shall promptly notify DPCM in writing, and DPCM shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Indemnitee. Any Indemnitee shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, except to the extent that (i) the employment thereof has been specifically authorized by DPCM in writing, (ii) DPCM has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of such separate counsel, a material conflict on any material issue between the position of DPCM and the position of such Indemnitee, in which case DPCM shall be responsible for the reasonable and documented out-of-pocket fees and expenses of no more than one such separate counsel. Notwithstanding the foregoing, any indemnification provided by the Company, D-Wave, and DPCM shall be netted against each other so as not to result in duplicate recoveries for the same Losses.

10.	EVENTS OF DEFAULT.

An “Event of Default” shall be deemed to have occurred at any time subsequent to Closing as any of the following events occurs and continues, taking into account any applicable grace or cure period:

(a) the effectiveness of a registration statement registering the resale of the Securities lapses for any reason (including, without limitation, the issuance of a stop order or similar order) or such registration statement (or the prospectus forming a part thereof) is unavailable to the Investor for resale of any or all of the Securities to be issued to the Investor under the Transaction Documents, and such lapse or unavailability continues for a period of ten (10) consecutive Business Days or for more than an aggregate of thirty (30) Business Days in any 365-day period, but excluding a lapse or unavailability where (i) the Company terminates a registration statement after the Investor has confirmed in writing that all of the Securities covered thereby have been resold or (ii) the Company supersedes one registration statement with another registration statement, including (without limitation) by terminating a prior registration statement when it is effectively replaced with a new registration statement covering Securities (provided in the case of this clause (ii) that all of the Securities covered by the superseded (or terminated) registration statement that have not theretofore been resold are included in the superseding (or new) registration statement).

(b) the suspension of the Common Stock from trading on the Principal Market for a period of one (1) Business Day (other than in connection with a general suspension of trading on the Principal Market), provided that the Company may not direct the Investor to purchase any shares of Common Stock during any such suspension;

(c) the delisting of the Common Stock from the New York Stock Exchange, provided, however, that the Common Stock is not immediately thereafter trading on the The Nasdaq Capital Market, The Nasdaq Global Market, The Nasdaq Global Select Market, the NYSE American, the NYSE Arca, the OTC Bulletin Board, the OTCQX operated by the OTC Markets Group, Inc., the OTCQB operated by the OTC Markets Group, Inc. or such other nationally recognized trading market (or nationally recognized successor to any of the foregoing);

(d) the failure for any reason by the Transfer Agent to issue (i) the Commitment Shares to the Investor within three (3) Business Days after the date on which the Investor is entitled to receive such Commitment Shares pursuant to Section 5(e) hereof and (ii) Purchase Shares to the Investor within three (3) Business Days after the applicable Purchase Date, Accelerated Purchase Date or Additional Accelerated Purchase Date (as applicable) on which the Investor is entitled to receive such Purchase Shares;

(e) the Company, D-Wave, and DPCM breaches any representation, warranty, covenant or other term or condition under any Transaction Document if such breach could have a Company Material Adverse Effect, a D-Wave Material Adverse Effect, or a DPCM Material Adverse Effect (as applicable) and except, in the case of a breach of a covenant which is not curable, only if such breach continues for a period of at least five (5) Business Days;

(f) if any Person commences a proceeding against the Company pursuant to or within the meaning of any Bankruptcy Law;

(g) if the Company, pursuant to or within the meaning of any Bankruptcy Law, (i) commences a voluntary case, (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a Custodian of it or for all or substantially all of its property, or (iv) makes a general assignment for the benefit of its creditors or is generally unable to pay its debts as the same become due;

(h) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a Custodian of the Company or for all or substantially all of its property, or (iii) orders the liquidation of the Company or any Subsidiary; or

(i) if at any time the Company is not eligible to transfer its Common Stock electronically as DWAC Shares.

In addition to any other rights and remedies under applicable law and this Agreement, so long as an Event of Default has occurred and is continuing following any applicable grace or cure period, the Company shall not deliver to the Investor any Regular Purchase Notice or Accelerated Purchase Notice.

11.	TERMINATION

This Agreement may be terminated only as follows:

(a) If pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors (any of which must be an Event of Default as described in Sections 10(g), 10(h) and 10(i) hereof), this Agreement shall automatically terminate without any liability or payment to the Company (except as set forth below) without further action or notice by any Person; provided that, in connection with an Event of Default described in Section 10(g), this Agreement shall only terminate if any such proceeding shall continue for sixty (60) days without being dismissed, bonded or discharged.

(b) In the event that the Commencement shall not have occurred on or before November 1, 2022, due to the failure to satisfy the conditions set forth in Sections 7 and 8 above with respect to the Commencement, then this Agreement may be terminated by any party at the close of business on November 1, 2022 or thereafter, in each case without liability of such party to the other party (except as set forth below); provided, however, that the right to terminate this Agreement under this Section 11(b) shall not be available to any party if such party is then in breach of any covenant or agreement contained in this Agreement or any representation or warranty of such party contained in this Agreement fails to be true and correct such that the conditions set forth in Section 7(d) or Section 8(e), as applicable, could not then be satisfied; provided, further, however that if the full amount of the Commitment Shares have been paid to Investor, Investor shall not have the right to terminate this Agreement pursuant to this Section 11(b).

(c) At any time after the Commencement Date, the Company shall have the option to terminate this Agreement for any reason or for no reason by delivering notice (a “Company Termination Notice”) to the Investor electing to terminate this Agreement without any liability whatsoever of any party to any other party under this Agreement (except as set forth below). The Company Termination Notice shall not be effective until one (1) Business Day after it has been received by the Investor.

(d) This Agreement shall automatically terminate on the earlier of (i) the date that the Company sells and the Investor purchases (including by payment of the applicable Purchase Price) the full Available Amount as provided herein, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below) and (ii) the date the Transaction Agreement is terminated.

(e) If, for any reason or for no reason, the full Available Amount has not been purchased in accordance with Section 2 of this Agreement by the Maturity Date, this Agreement shall automatically terminate on the Maturity Date, without any action or notice on the part of any party and without any liability whatsoever of any party to any other party under this Agreement (except as set forth below).

Except as set forth in Sections 11(a) (in respect of an Event of Default under Sections 10(g), 10(h) and 10(i)), and 11(d), any termination of this Agreement pursuant to this Section 11 shall be effected by written notice from the Company to the Investor, or the Investor to the Company, as the case may be, setting forth the basis for the termination hereof. The representations and warranties and covenants of the Company and the Investor contained in Sections 3, 4, 5 (excluding Sections 5(f) and 5(l)), and 6 hereof, the indemnification provisions set forth in Section 9 hereof and the agreements and covenants set forth in Sections 11 and 12 shall survive the execution and delivery of this Agreement and any termination of this Agreement. If this Agreement is terminated prior to the issuance of any Purchase Shares or prior to Closing, Sections 5 and 6 shall not survive such termination. No termination of this Agreement shall (i) affect the Company’s or the Investor’s rights or obligations under (A) this Agreement with respect to then pending Regular Purchases, Accelerated Purchases, and Additional Accelerated Purchases and the Company and the Investor shall complete their respective obligations with respect to any pending Regular Purchases, Accelerated Purchases and Additional Accelerated Purchases under this Agreement and (B) the Registration Rights Agreement, which shall survive any such termination, or (ii) be deemed to release the Company or the Investor from any liability for intentional misrepresentation or willful breach of any of the Transaction Documents.

12.	MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement and the other Transaction Documents shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or under the other Transaction Documents or in connection herewith or therewith, or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature or signature delivered by e-mail in a “.pdf” format data file shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original signature.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement. The Transaction Documents supersede all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the subject matter thereof, and this Agreement, the other Transaction Documents and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. The Company acknowledges and agrees that is has not relied on, in any manner whatsoever, any representations or statements, written or oral, other than as expressly set forth in the Transaction Documents.

(f) Notices. Any notices, consents or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt when delivered personally; (ii) upon receipt when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to D-Wave:

D-Wave Systems Inc.

3033 Beta Avenue

Burnaby, British Columbia V5G 4M9, Canada

Attention:     General Counsel

Email:           legal@dwavesys.com

If to the Company:

D-Wave Quantum Inc.

3033 Beta Avenue

Burnaby, British Columbia V5G 4M9, Canada

Attention:     General Counsel

Email:           legal@dwavesys.com

If to DPCM:

DPCM Capital, Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention:     General Counsel

Email:           legal@dwavesys.com

In each case, with a copy to (which shall not constitute notice or service of process):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention:     Adam M. Givertz/Christian G. Kurtz

E-mail:         agivertz@paulweiss.com/ckurtz@paulweiss.com

and to:

Blake, Cassels & Graydon, LLP

595 Burrard Street, Suite 2600

Three Bentall Centre

Vancouver, BC V7X 1L3

Attention:     Steven McKoen

Email:           steven.mckoen@blakes.com

If to the Investor:

Lincoln Park Capital Fund, LLC

440 North Wells, Suite 410

Chicago, IL 60654

Telephone:    312.822.9300

Facsimile:     312.822.9301

E-mail:          jscheinfeld@lpcfunds.com/jcope@lpcfunds.com

Attention:     Josh Scheinfeld/Jonathan Cope

With a copy to (which shall not constitute notice or service of process):

K&L Gates, LLP

200 S. Biscayne Blvd., Suite 3900

Miami, Florida 33131

Telephone:   305.539.3306

Facsimile:    305.358.7095

E-mail:         clayton.parker@klgates.com

Attention:     Clayton E. Parker, Esq.

If to the Transfer Agent:

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Tel:               206.406.5789

Attn:             Joseph Campbell

E-mail:         joseph.campbell@computershare.com

or at such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or email account containing the time, date, and recipient facsimile number or email address, as applicable, and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile, email or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns. Each of the Company, D-Wave, and DPCM shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor, including by merger or consolidation. The Investor may not assign its rights or obligations under this Agreement.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i) Publicity. Each of the Company, D-Wave, and DPCM shall afford the Investor and its counsel with the opportunity to review and comment upon, shall consult with the Investor and its counsel on the form and substance of, and shall give due consideration to all such comments from the Investor or its counsel on, any press release, SEC filing, or any other public disclosure by or on behalf of the Company, D-Wave, or DPCM relating to the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby, not less than 24 hours prior to the issuance, filing or public disclosure thereof. The Investor must be provided with a substantially final version of any such press release, SEC filing, or other public disclosure at least 24 hours prior to any release, filing, or public use by the Company, D-Wave or DPCM thereof; provided however, that the obligations of the Company, DPCM and D-Wave pursuant to this Section 12(i) shall not apply if the form and substance of such press release, SEC filing, or other public disclosure relating to the Investor, its purchases hereunder or any aspect of the Transaction Documents or the transactions contemplated thereby previously have been publicly disclosed by the Company, DPCM or D-Wave in compliance with this Section 12(i). The Company agrees and acknowledges that its failure to fully comply with this provision constitutes a Company Material Adverse Effect, D-Wave agrees and acknowledges that its failure to fully comply with this provision constitutes a D-Wave Material Adverse Effect, and DPCM agrees and acknowledges that its failure to fully comply with this provision constitutes a DPCM Material Adverse Effect.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to consummate and make effective, as soon as reasonably possible, the Commencement, and to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) No Financial Advisor, Placement Agent, Broker or Finder. Each of the Company, D-Wave, and DPCM represents and warrants to the Investor that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. The Investor represents and warrants to the Company, D-Wave, and DPCM that it has not engaged any financial advisor, placement agent, broker or finder in connection with the transactions contemplated hereby. Each of the Company, D-Wave, and DPCM shall be responsible for the payment of any fees or commissions, if any, of any financial advisor, placement agent, broker or finder engaged by it relating to or arising out of the transactions contemplated hereby. Each of the Company, D-Wave, and DPCM shall pay, and hold the Investor harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out of pocket expenses) arising in connection with any such claim.

(l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m) Remedies, Other Obligations, Breaches and Injunctive Relief. The Investor’s remedies provided in this Agreement, including, without limitation, the Investor’s remedies provided in Section 9,

shall be cumulative and in addition to all other remedies available to the Investor under this Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), no remedy of the Investor contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing herein shall limit the Investor’s right to pursue actual damages for any failure by the Company to comply with the terms of this Agreement. Each of the Company, D-Wave, and DPCM acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Investor and that the remedy at law for any such breach may be inadequate. Each of the Company, D-Wave, and DPCM therefore agrees that, in the event of any such breach or threatened breach, the Investor shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(n) Amendment and Waiver; Failure or Indulgence Not Waiver. No provision of this Agreement may be amended or waived by the parties from and after the date that is one (1) Business Day immediately preceding the filing of the Registration Statement with the SEC. Subject to the immediately preceding sentence, (i) no provision of this Agreement may be amended other than by a written instrument signed by both parties hereto and (ii) no provision of this Agreement may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(o) Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction effected with respect to the Common Stock except as specifically stated herein.

** Signature Page Follows **

IN WITNESS WHEREOF, the Investor, the Company, D-Wave, and DPCM have caused this Purchase Agreement to be duly executed as of the date first written above.

THE COMPANY:

D-WAVE QUANTUM INC.

By:	/s/ Emil Michael

Name:	Emil Michael
Title:	President

D-WAVE:

D-WAVE SYSTEMS INC.

By:	/s/ Alan Baratz

Name:	Alan Baratz
Title:	Chief Executive Officer

DPCM:

DPCM CAPITAL, INC.

By:	/s/ Emil Michael

Name:	Emil Michael
Title:	CEO

INVESTOR:

LINCOLN PARK CAPITAL FUND, LLC
BY: LINCOLN PARK CAPITAL, LLC
BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Josh Scheinfeld

Name:	Josh Scheinfeld
Title:	President

EXHIBITS

Exhibit A	Form of Officer’s Certificate
Exhibit B	Form of Secretary’s Certificate
Exhibit C	Form of Resolutions of the Board of Directors of the Company

EXHIBIT A

FORM OF OFFICER’S CERTIFICATE

This Officer’s Certificate (“Certificate”) is being delivered pursuant to Section 8(e) of that certain Purchase Agreement dated as of June [•], 2022, (“Purchase Agreement”), by and among D-WAVE QUANTUM INC., a Delaware corporation (the “Company”), D-WAVE SYSTEMS INC., a British Columbia corporation, DPCM CAPITAL, INC., a Delaware Corporation (“DPCM”), and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, ___________, ______________ of the Company, hereby certifies, on behalf of the Company and not in his individual capacity, as follows:

1. I am the _____________ of the Company and make the statements contained in this Certificate;

2. The representations and warranties of the Company in the Purchase Agreement are true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 4 of the Purchase Agreement, in which case, such representations and warranties are true and correct without further qualification) as of the date when made and as of the Commencement Date as though made at that time (except for representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct as of such date);

3. The Company has performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Commencement Date.

4. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any Bankruptcy Law nor does the Company or any of its Subsidiaries have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy or insolvency proceedings.

IN WITNESS WHEREOF, I have hereunder signed my name on this ___ day of ___________.

Name:
Title:

The undersigned as [Secretary] [____________] of D-WAVE QUANTUM INC., a Delaware corporation, hereby certifies that ___________ is the duly elected, appointed, qualified and acting ________ of _________ and that the signature appearing above is his genuine signature.

Name:
Title:

EXHIBIT B

FORM OF SECRETARY’S CERTIFICATE

This Secretary’s Certificate (“Certificate”) is being delivered pursuant to Section 8(m) of that certain Purchase Agreement dated as of June [•], 2022 (“Purchase Agreement”), by and among D-WAVE QUANTUM INC., a Delaware corporation (the “Company”), D-WAVE SYSTEMS INC., a British Columbia corporation, DPCM CAPITAL, INC., a Delaware Corporation (“DPCM”), and LINCOLN PARK CAPITAL FUND, LLC (the “Investor”), pursuant to which the Company may sell to the Investor up to One Hundred Fifty Million Dollars ($150,000,000) of the Company’s Common Stock, $0.0001 par value per share (the “Common Stock”). Terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement.

The undersigned, ____________, [Secretary][_________] of the Company, hereby certifies, on behalf of the Company and not in his individual capacity, as follows:

1. I am the [Secretary] [_________] of the Company and make the statements contained in this Secretary’s Certificate.

2. Attached hereto as Exhibit A and Exhibit B are true, correct and complete copies of the Company’s Bylaws (“Bylaws”) and Amended and Restated Certificate of Incorporation (“Charter”), in each case, as amended through the date hereof, and no action has been taken by the Company, its directors, officers or stockholders, in contemplation of the filing of any further amendment relating to or affecting the Bylaws or Charter.

3. Attached hereto as Exhibit C are true, correct and complete copies of the resolutions duly adopted by the Board of Directors of the Company on _____________, at which a quorum was present and acting throughout. Such resolutions have not been amended, modified or rescinded and remain in full force and effect and such resolutions are the only resolutions adopted by the Company’s Board of Directors, or any committee thereof, or the stockholders of the Company relating to or affecting (i) the entering into and performance of the Purchase Agreement, or the issuance, offering and sale of the Purchase Shares and the Commitment Shares and (ii) and the performance of the Company of its obligation under the Transaction Documents as contemplated therein.

4. As of the date hereof, the authorized, issued and reserved capital stock of the Company is as set forth on Exhibit D hereto.

IN WITNESS WHEREOF, I have hereunder signed my name on this ___ day of ____________.

[Secretary] [____________]

The undersigned as ___________ of D-WAVE QUANTUM INC., a Delaware corporation, hereby certifies that ____________ is the duly elected, appointed, qualified and acting [Secretary][____________] of _________, and that the signature appearing above is his genuine signature.

Name:
Title:

EXHIBIT C

FORM OF RESOLUTIONS

OF THE BOARD OF DIRECTORS OF THE COMPANY

UNANIMOUS WRITTEN CONSENT OF

D-WAVE QUANTUM INC.

In accordance with the corporate laws of the state of Delaware, the undersigned, being all of the directors of D-WAVE QUANTUM INC., a Delaware corporation (the “Company”) do hereby consent to and adopt the following resolutions as the action of the Board of Directors for and on behalf of the Company and hereby direct that this Consent be filed with the minutes of the proceedings of the Board of Directors:

WHEREAS, there has been presented to the Board of Directors of the Company a draft of the Purchase Agreement (the “Purchase Agreement”) by and among the Company, D-Wave Systems Inc. (“D-Wave”), DPCM Capital, Inc., (“DPCM”) and Lincoln Park Capital Fund, LLC (“Lincoln Park”), providing for the purchase by Lincoln Park of up to One Hundred Fifty Million Dollars ($150,000,000) of the Company’s common stock, $0.0001 par value per share (the “Common Stock”); and

WHEREAS, after Board discussion and careful consideration of the Purchase Agreement and the Registration Rights Agreement, the documents incident thereto and other factors deemed relevant by the Board, the Board has determined that it is advisable and in the best interests of the Company and its stockholders to engage in the transactions contemplated by the Purchase Agreement, including, but not limited to, the payment of $2,625,000 to Lincoln Park as a commitment fee in the form of shares of Common Stock, and at the option of the Company, cash (the “Commitment Fee”), and the sale of shares of Common Stock to Lincoln Park up to the available amount under the Purchase Agreement (the “Purchase Shares”) and to register such shares as contemplated by the Registration Rights Agreement.

Transaction Documents

NOW, THEREFORE, BE IT RESOLVED, that the transactions described in the Purchase Agreement are hereby approved and [•] and [•] (the “Authorized Officers”) are severally authorized to execute and deliver the Purchase Agreement, and any other agreements or documents contemplated thereby including, without limitation, a registration rights agreement (the “Registration Rights Agreement”) providing for the registration of the shares of the Company’s Common Stock issuable in respect of the Purchase Agreement on behalf of the Company, with such amendments, changes, additions and deletions as the Authorized Officers may deem to be appropriate and approve on behalf of, the Company, such approval to be conclusively evidenced by the signatures of the Authorized Officers thereon; and

FURTHER RESOLVED, that the terms and provisions of the Registration Rights Agreement by and among the Company and Lincoln Park are hereby approved and the Authorized Officers are authorized to execute and deliver the Registration Rights Agreement (pursuant to the terms of the Purchase Agreement), with such amendments, changes, additions and deletions as the Authorized Officers may deem appropriate and approve on behalf of, the Company, such approval to be conclusively evidenced by the signature of an Authorized Officer thereon; and

FURTHER RESOLVED, that the terms and provisions of the forms of Commencement Irrevocable Transfer Agent Instructions and Notice of Effectiveness of Registration Statement (collectively, the “Instructions”) are hereby approved and the Authorized Officers are authorized to execute and deliver the Instructions on behalf of the Company in accordance with the Purchase Agreement, with such amendments, changes, additions and deletions as the Authorized Officers may deem appropriate and approve on behalf of, the Company, such approval to be conclusively evidenced by the signature of an Authorized Officer thereon; and

Execution of Purchase Agreement

FURTHER RESOLVED, that the Company be and it hereby is authorized to execute the Purchase Agreement providing for the purchase of up to One Hundred Fifty Million Dollars ($150,000,000) of the Company’s Common Stock; and

Issuance of Common Stock

FURTHER RESOLVED, that the Company is hereby authorized to issue to Lincoln Park Capital Fund, LLC, $875,000 of shares of Common Stock as Commitment Shares on the date of closing (“Closing”) of our contemplated business combination with D-Wave and DPCM in accordance with Section 5(e)(i) of the Purchase Agreement, and that upon issuance, such Commitment Shares shall be duly authorized, validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof; and

FURTHER RESOLVED, that the Company is hereby authorized to either (i) issue $1,750,000 of shares of Common Stock (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) as Commitment Shares on the date that is one business day prior to the date of filing of the Registration Statement, or (ii) pay to the Investor, within ninety (90) days of the date of Closing, an amount in cash, by wire transfer of immediately available funds, equal to $1,750,000 in accordance with the Section 5(e)(ii) of the Purchase Agreement and that, upon issuance, such Commitment Shares will be duly authorized, validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof; and

FURTHER RESOLVED, that the Company shall reserve [•] shares of Common Stock (subject to equitable adjustment for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction) for issuance as Commitment Shares under the Purchase Agreement, and the Company shall adjust such reserve from time to time as shall be necessary, proper or desirable to carry into effect the purpose, obligations under, and intent of the Purchase Agreement; and

FURTHER RESOLVED, that the Company is hereby authorized to issue shares of Common Stock upon the purchase of Purchase Shares up to the Available Amount under the Purchase Agreement in accordance with the terms of the Purchase Agreement and that, upon issuance of the Purchase Shares pursuant to the Purchase Agreement, the Purchase Shares will be duly authorized, validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof; and

FURTHER RESOLVED, that the Company shall initially reserve [•] shares of Common Stock for issuance as Purchase Shares under the Purchase Agreement, and the Company shall adjust such reserve from time to time as shall be necessary, proper or desirable to carry into effect the purpose, obligations under, and intent of the Purchase Agreement.

Approval of Actions

FURTHER RESOLVED, that, without limiting the foregoing, the Authorized Officers are, and each of them hereby is, authorized and directed to proceed on behalf of the Company and to take all such steps as deemed necessary or appropriate, with the advice and assistance of counsel, to cause the Company to consummate the agreements referred to herein and to perform its obligations under such agreements; and

FURTHER RESOLVED, that the Authorized Officer be, and hereby is, authorized, empowered and directed on behalf of and in the name of the Company, to take or cause to be taken all such further actions and to execute and deliver or cause to be executed and delivered all such further agreements, amendments, documents, certificates, reports, schedules, applications, notices, letters and undertakings and to incur and pay all such fees and expenses as in their judgment shall be necessary, proper or desirable to carry into effect the purpose and intent of any and all of the foregoing resolutions, and that all actions heretofore taken by any officer or director of the Company in connection with the transactions contemplated by the agreements described herein are hereby approved, ratified and confirmed in all respects.

IN WITNESS WHEREOF, the Board of Directors has executed and delivered this Consent effective as of June [•], 2022.

By:	By:

Date:	Date:

By:	By:
Date:	Date:

By:	By:
Date:	Date:

By:
Date:

Exhibit 10.2

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of June 16, 2022, is entered into by and among D-WAVE QUANTUM INC., a Delaware corporation (the “Company”), D-WAVE SYSTEMS, INC., a British Columbia corporation (“D-Wave”), DPCM CAPITAL, INC., a Delaware corporation (“DPCM”) and LINCOLN PARK CAPITAL FUND, LLC, an Illinois limited liability company (together with its permitted assigns, the “Buyer”). Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Purchase Agreement by and among the parties hereto, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Purchase Agreement”).

WHEREAS:

Pursuant to that certain Transaction Agreement by and among the Company, D-Wave, DPCM and the other parties thereto, dated as of February 7, 2022, each of D-Wave and DPCM will become wholly owned subsidiaries of the Company (the “Merger”); and

From and after the consummation of the Merger (the “Closing”), and subject to the terms and conditions set forth in the Purchase Agreement, the Company wishes to sell to the Investor, and the Investor wishes to buy from the Company, up to One Hundred Fifty Million Dollars ($150,000,000) of Purchase Shares, and to induce the Buyer to enter into the Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”), and applicable state securities laws.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, D-Wave, DPCM, and the Buyer hereby agree as follows:

1.	DEFINITIONS.

As used in this Agreement, the following terms shall have the following meanings:

(a) “Investor” means the Buyer, any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement, and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement in accordance with Section 9 and who agrees to become bound by the provisions of this Agreement.

(b) “Person” means any individual or entity including but not limited to any corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.

(c) “Register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more registration statements of the Company in compliance with the Securities Act and pursuant to Rule 415 under the Securities Act or any successor rule providing for offering securities on a continuous basis (“Rule 415”), and the declaration or ordering of effectiveness of such registration statement(s) by the United States Securities and Exchange Commission (the “SEC”).

(d) “Registrable Securities” means all of the Commitment Shares and all of the Purchase Shares that may, from time to time, be issued or become issuable to the Investor under the Purchase Agreement (without regard to any limitation or restriction on purchases), and any and all shares of capital stock issued or issuable with respect to the Purchase Shares or the Commitment Shares or the

Purchase Agreement as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitation on purchases under the Purchase Agreement.

(e) “Registration Statement” means one or more registration statements of the Company covering only the resale of the Registrable Securities.

2.	REGISTRATION.

(a) Mandatory Registration. The Company shall, within thirty (30) days following the date of Closing, file with the SEC an initial Registration Statement covering the maximum number of Registrable Securities as shall be permitted to be included thereon in accordance with applicable SEC rules, regulations and interpretations so as to permit the resale of such Registrable Securities by the Investor under Rule 415 under the Securities Act at then prevailing market prices (and not fixed prices), as mutually determined by both the Company and the Investor in consultation with their respective legal counsel, subject to the aggregate number of authorized shares of the Company’s Common Stock then available for issuance in its Certificate of Incorporation and the Exchange Cap (as defined in the Purchase Agreement); provided, however, that the Company may delay filing or suspend the use of any Registration Statement if the Company determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed. The initial Registration Statement shall register only the Registrable Securities. The Investor and its counsel shall have a reasonable opportunity to review and comment upon such Registration Statement and any amendment or supplement to such Registration Statement and any related prospectus prior to its filing with the SEC, and the Company shall give due consideration to all such comments. The Investor shall furnish all information reasonably requested by the Company for inclusion therein. The Company shall use its reasonable best efforts to have the Registration Statement and any amendment declared effective by the SEC at the earliest possible date. The Company shall use reasonable best efforts to keep the Registration Statement effective pursuant to Rule 415 promulgated under the Securities Act and available for the resale by the Investor of all of the Registrable Securities covered thereby at all times until the earlier of (i) the date on which the Investor shall have resold all the Registrable Securities covered thereby and no Available Amount remains under the Purchase Agreement, (ii) such Registrable Securities may be sold without registration pursuant to Rule 144 without limitation as to volume and manner of sale restrictions and no Available Amount remains under the Purchase Agreement, (iii) six months after the termination of the Purchase Agreement, and (iv) one year after the date on which no Available Amount remains under the Purchase Agreement (the “Registration Period”). The Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b) Rule 424 Prospectus. The Company shall, as required by applicable securities regulations, from time to time file with the SEC, pursuant to Rule 424 promulgated under the Securities Act, the prospectus and prospectus supplements, if any, to be used in connection with sales of the Registrable Securities under the Registration Statement. The Investor and its counsel shall have a reasonable opportunity to review and comment upon such prospectus prior to its filing with the SEC, and the Company shall give due consideration to all such comments; provided, that the Company shall not be required to provide, and the Investor shall not have an opportunity to review, any prospectus supplement filed solely to include in the Registration Statement, from time to time, documents filed with, or furnished to, the SEC by the Company under the Exchange Act (as defined below). The Investor shall use its reasonable best efforts to comment upon such prospectus within one (1) Business Day from the date the Investor receives the substantially final pre-filing version of such prospectus.

(c) Sufficient Number of Shares Registered. In the event the number of shares available under the Registration Statement is insufficient to cover all of the Registrable Securities, the

Company shall amend the Registration Statement or file a new Registration Statement (a “New Registration Statement”), so as to cover all of such Registrable Securities (subject to the limitations set forth in Section 2(a)) as soon as practicable, but in any event not later than ten (10) Business Days after the necessity therefor arises, subject to any limits that may be imposed by the SEC pursuant to Rule 415 under the Securities Act. The Company shall use its reasonable best efforts to cause such amendment and/or New Registration Statement to become effective as soon as practicable following the filing thereof.

(d) Offering. If the staff of the SEC (the “Staff”) or the SEC seeks to characterize any offering pursuant to a Registration Statement filed pursuant to this Agreement as constituting an offering of securities that does not permit such Registration Statement to become effective and be used for resales by the Investor under Rule 415 at then-prevailing market prices (and not fixed prices), or if after the filing of the initial Registration Statement with the SEC pursuant to Section 2(a), the Company is otherwise required by the Staff or the SEC to reduce the number of Registrable Securities included in such initial Registration Statement, then the Company shall reduce the number of Registrable Securities to be included in such initial Registration Statement (with the prior consent, which shall not be unreasonably withheld, of the Investor as to the specific Registrable Securities to be removed therefrom) until such time as the Staff and the SEC shall so permit such Registration Statement to become effective and be used as aforesaid. In the event of any reduction in Registrable Securities pursuant to this paragraph, the Company shall file one or more New Registration Statements in accordance with Section 2(c) until such time as all Registrable Securities have been included in Registration Statements that have been declared effective and the prospectus contained therein is available for use by the Investor. Notwithstanding any provision herein or in the Purchase Agreement to the contrary, the Company’s obligations to register Registrable Securities (and any related conditions to the Investor’s obligations) shall be qualified as necessary to comport with any requirement of the SEC or the Staff as addressed in this Section 2(d).

3.	RELATED OBLIGATIONS.

With respect to the Registration Statement and whenever any Registrable Securities are to be registered pursuant to Section 2, including on any New Registration Statement, the Company shall use its reasonable best efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to any Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep the Registration Statement or any New Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the Securities Act in connection with the offer, issuance and sale of the Registrable Securities.

(b) The Company shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least two (2) Business Days prior to its filing with the SEC and, with respect to information regarding the Investor or the transaction contemplated hereby, the Company shall not file the Current Report or the Registration Statement with the SEC in a form to which the Investor reasonably objects. The Investor shall use its reasonable best efforts to comment upon the Registration Statement or any New Registration Statement and any amendments or supplements thereto within two (2) Business Days from the date the Investor receives the final version thereof. The Company shall furnish to the Investor, without charge, any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to the Registration Statement or any New Registration Statement.

(c) Upon request of the Investor, the Company shall furnish to the Investor, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, (ii) upon the effectiveness of any Registration Statement, a copy of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as the Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by the Investor. For the avoidance of doubt, any filing available to the Investor via the SEC’s live EDGAR system shall be deemed “furnished to the Investor” hereunder.

(d) Upon the request of the Investor, the Company shall use reasonable best efforts to (i) register and qualify the resale by the Investor of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post- effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify the Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

(e) As promptly as practicable after becoming aware of such event or facts, the Company shall notify the Investor in writing of the happening of any event or existence of such facts as a result of which the prospectus included in any Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, non-public information regarding the Company), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver a copy of such supplement or amendment to the Investor (or such other number of copies as the Investor may reasonably request), provided, however, that the Company may delay filing such supplement or amendment if the Company, upon advice of legal counsel, reasonably believes that such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company. The Company shall also promptly notify the Investor in writing (by email or otherwise) (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Investor by email or facsimile on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to any Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

(f) The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of any registration statement, or the suspension of the qualification of any Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify the Investor of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

(g) The Company shall (i) cause all the Registrable Securities to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure designation and quotation of all the Registrable Securities on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3.

(h) The Company shall cooperate with the Investor to facilitate the timely preparation and delivery of certificates or book-entry confirmations (in each case not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to any registration statement and enable such certificates or book-entry confirmations to be in such denominations or amounts as the Investor may reasonably request and registered in such names as the Investor may request.

(i) The Company shall at all times provide a transfer agent and registrar with respect to its Common Stock.

(j) If reasonably requested by the Investor, the Company shall (i) as soon as practicable after receipt of written notice from the Investor, incorporate in a prospectus supplement or post- effective amendment such information as the Investor reasonably requests be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as practicable upon notification of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any Registration Statement or New Registration Statement.

(k) The Company shall use its reasonable best efforts to cause the Registrable Securities covered by any Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(l) Within one (1) Business Day after any Registration Statement which includes the Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the Transfer Agent for such Registrable Securities (with copies to the Investor) confirmation that such Registration Statement has been declared effective by the SEC in the form acceptable to the Company’s Transfer Agent. Thereafter, if requested by the Investor at any time, the Company shall require its counsel to deliver to the Investor a written confirmation whether the Registration Statement has been declared effective under the Securities Act and if, to its knowledge, a stop order suspending the effectiveness of the Registration Statement has been issued or threatened by the SEC.

(m) The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by the Investor of Registrable Securities pursuant to any Registration Statement.

4.	OBLIGATIONS OF THE INVESTOR.

(a) The Company shall notify the Investor in writing of the information the Company reasonably requires from the Investor in connection with any Registration Statement hereunder. The Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

(b) The Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder.

(c) The Investor agrees that, upon receipt of any notice from the Company of the happening of any event or existence of facts of the kind described in Section 3(f) or the first sentence of Section 3(e), the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until the Investor’s receipt of the copies a notice regarding the resolution or withdrawal of the stop order or suspension as contemplated by Section 3(f) or of the supplemented or amended prospectus contemplated by Section 3(f) or the first sentence of 3(e). Notwithstanding anything to the contrary, the Company shall cause its Transfer Agent to promptly deliver shares of Common Stock without any restrictive legend in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(f) or the first sentence of Section 3(e) and for which the Investor has not yet settled.

5.	EXPENSES OF REGISTRATION.

All reasonable expenses, other than sales or brokerage commissions and fees incurred in connection with its sale of the Registrable Securities (including the fees and disbursement of counsel for the Investor), incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company, as applicable.

6.	INDEMNIFICATION.

(a) To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend the Investor, each Person, if any, who controls the Investor, the members, the directors, officers, partners, employees, agents, members, managers representatives of the Investor and each Person, if any, who controls the Investor within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in the Registration Statement, any New Registration Statement or any post-effective amendment thereto, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to the Registration Statement or any New Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse each Indemnified Person promptly as such expenses are incurred and are due and payable, for any reasonable, documented out-of-pocket legal fees or other reasonable, documented out-of-pocket expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information about the Investor furnished in writing to the Company by any Indemnified Person expressly for use in connection with the preparation of the Registration Statement, any New Registration Statement or any such amendment thereof or supplement thereto or prospectus contained therein, if such Registration Statement, New Registration Statement or amendment thereof or supplement thereto or prospectus contained therein was timely made available by the Company pursuant to Section 3(c) or Section 3(e); (ii) with respect to any superseded prospectus, shall not inure to the benefit of any Indemnified Person from whom the Indemnified Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any Indemnified Person controlling such Indemnified Person) if the untrue statement or omission of material fact contained in the superseded prospectus was corrected in the revised prospectus, as then amended or supplemented, if such revised prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it; (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c) or Section 3(e); (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld; and (v) shall not apply if and to the extent any Claim arises due to the gross negligence, fraud or willful misconduct of any Indemnified Person, as determined by a court of competent jurisdiction. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 9.

(b) In connection with the Registration Statement or any New Registration Statement, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its respective directors, each of its respective officers who sign the Registration Statement or any New Registration Statement, each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (collectively and together with an Indemnified Person, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation (which, in the case of this Section 6(b) shall include the failure on the part of the Investor to deliver a prospectus as required by this Agreement and applicable law), in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information about the Investor set forth on Exhibit A attached hereto and furnished to the Company by the Investor expressly for use in connection with such Registration Statement (it being hereby acknowledged and agreed that such written information, as the same may be updated from time to time in writing by the Investor, is the only written information furnished to the Company by or on behalf of the Investor expressly for use in any Registration Statement); and, subject to Section 6(d), the Investor will reimburse any reasonable documented and out-of-pocket legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to the Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investor pursuant to Section 9.

(c) Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment, with advice of counsel, of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

(d) The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

(e) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to law.

7.	CONTRIBUTION.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that:

(i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.

8. REPORTS AND DISCLOSURE UNDER THE SECURITIES ACTS.

With a view to making available to the Investor the benefits of Rule 144 promulgated under the Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees, at the Company’s sole expense, to:

(a) make and keep public information available, as those terms are understood and defined in Rule 144;

(b) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144;

(c) furnish to the Investor so long as the Investor owns Registrable Securities, promptly upon reasonable request, (i) a written statement by the Company that it has complied with the reporting and or disclosure provisions of Rule 144 and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration; and

(d) take such additional action as is reasonably requested by the Investor to enable the Investor to sell the Registrable Securities pursuant to Rule 144, including, without limitation, delivering all such legal opinions, consents, certificates, resolutions and instructions to the Company’s Transfer Agent as may be reasonably requested from time to time by the Investor and otherwise fully cooperate with Investor and Investor’s broker to effect such sale of securities pursuant to Rule 144; provided, however, the Investor and its broker shall cooperate with the Company and its counsel and provide the necessary certificates, instructions and other documents reasonably requested by the Company or its counsel in order to enable the Investor to sell the Registrable Securities pursuant to Rule 144.

The Company agrees that damages may be an inadequate remedy for any breach of the terms and provisions of this Section 8 and that Investor shall, whether or not it is pursuing any remedies at law, be entitled to seek equitable relief in the form of a preliminary or permanent injunction, without having to post any bond or other security, upon any breach or threatened breach of any such terms or provisions.

9.	ASSIGNMENT OF REGISTRATION RIGHTS.

The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may not assign its rights under this Agreement without the written consent of the Company, other than to an affiliate of the Investor controlled by Jonathan Cope or Josh Scheinfeld, in which case the assignee must agree in writing to be bound by the terms and conditions of this Agreement.

10.	AMENDMENT OF REGISTRATION RIGHTS.

Subject to the immediately preceding sentence, no provision of this Agreement may be (i) amended other than by a written instrument signed by both parties hereto or (ii) waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

11.	MISCELLANEOUS.

(a) A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.

(b) Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile or email (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses for such communications shall be:

If to D-Wave:

D-Wave Systems Inc.

3033 Beta Avenue

Burnaby, British Columbia V5G 4M9, Canada

Attention:         General Counsel

Email:               legal@dwavesys.com

If to the Company:

D-Wave Quantum Inc.

3033 Beta Avenue

Burnaby, British Columbia V5G 4M9, Canada

Attention:         General Counsel

Email:               legal@dwavesys.com

If to DPCM:

DPCM Capital, Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention:         General Counsel

Email:               legal@dwavesys.com

In each case, with a copy to (which shall not constitute notice or service of process):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas New York, NY 10019

Attention:         Adam M. Givertz/Christian G. Kurtz

Email:               agivertz@paulweiss.com/ckurtz@paulweiss.com

and to:

Blake, Cassels & Graydon, LLP77

595 Burrard Street, Suite 2600

Three Bentall Centre

Vancouver, BC V7X 1L3

Attention:         Steven McKoen

Email:               steven.mckoen@blakes.com

If to the Investor:

Lincoln Park Capital Fund, LLC

440 North Wells, Suite 410

Chicago, IL 60654

Telephone:         312.822.9300

Facsimile:          312.822.9301

E-mail:               jscheinfeld@lpcfunds.com/jcope@lpcfunds.com

Attention:          Josh Scheinfeld/Jonathan Cope

With a copy to (which shall not constitute notice or service of process):

K&L Gates, LLP

200 S. Biscayne Blvd., Suite 3900

Miami, Florida 33131

Telephone:         305.539.3306

Facsimile:          305.358.7095

E-mail:               clayton.parker@klgates.com

Attention:          Clayton E. Parker, Esq.

If to the Transfer Agent:

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Tel:                   206.406.5789

Attn:                 Joseph Campbell

E-mail:             joseph.campbell@computershare.com

or at such other address, email address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party three (3) Business Days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or email account containing the time, date, recipient facsimile number or email address, as applicable, or (C) provided by a nationally recognized overnight delivery service, shall be rebuttable evidence of personal service, receipt by facsimile, email or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

(c) The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting the State of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(d) This Agreement and the Purchase Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings among the parties hereto, other than those set forth or referred to herein and therein. This Agreement and the Purchase Agreement supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

(e) This Agreement is intended for the benefit of the parties hereto and any permitted successors and assigns and, except as set forth in Section 9, is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(f) The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

(g) This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission or by e-mail in a “.pdf” format data file of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

(h) Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(i) The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(j) This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[Signatures on next page.]

IN WITNESS WHEREOF, the parties have caused this Registration Rights Agreement to be duly executed as of day and year first above written.

THE COMPANY:

D-WAVE QUANTUM INC.

By:	/s/ Emil Michael
Name: Emil Michael
Title: Chairman and CEO

DPCM:

DPCM CAPITAL, INC.

By:	/s/ Emil Michael
Name: Emil Michael
Title: Chairman and CEO

D-WAVE:

D-WAVE SYSTEMS INC.

By:	/s/ Alan Baratz
Name: Alan Baratz
Title: Chief Executive Officer

INVESTOR:

LINCOLN PARK CAPITAL FUND, LLC BY: LINCOLN PARK CAPITAL, LLC BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ Josh Scheinfeld
Name: Josh Scheinfeld
Title: President

EXHIBIT A

TO REGISTRATION RIGHTS AGREEMENT

Information About The Investor Furnished To The Company By The Investor

Expressly For Use In Connection With The Registration Statement

Information With Respect to Lincoln Park Capital

As of the date of the Purchase Agreement, Lincoln Park Capital Fund, LLC, beneficially owned no shares of our common stock. Josh Scheinfeld and Jonathan Cope, the Managing Members of Lincoln Park Capital, LLC, the manager of Lincoln Park Capital Fund, LLC, are deemed to be beneficial owners of all of the shares of common stock owned by Lincoln Park Capital Fund, LLC. Messrs. Cope and Scheinfeld have shared voting and investment power over the shares being offered under the prospectus filed with the SEC in connection with the transactions contemplated under the Purchase Agreement. Lincoln Park Capital, LLC is not a licensed broker dealer or an affiliate of a licensed broker dealer.

Exhibit 10.3

Execution Version

AMENDMENT TO TRANSACTION AGREEMENT

This AMENDMENT TO TRANSACTION AGREEMENT (this “Amendment”), dated as of June 16, 2022, is entered into by and among DPCM Capital, Inc., a Delaware corporation (“SPAC”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”), DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo” and together with SPAC, NewCo, Merger Sub and CallCo, the “SPAC Parties”), and D-Wave Systems Inc., a British Columbia company (the “Company”). The SPAC Parties and the Company shall be referred to herein from time to time collectively as the “Parties”. Unless otherwise defined herein, all defined terms used in this Amendment shall have the meanings ascribed to such terms in the Transaction Agreement (as defined below).

RECITALS

WHEREAS, the SPAC Parties and the Company entered into that certain Transaction Agreement, dated as of February 7, 2022 (the “Transaction Agreement”);

WHEREAS, the Parties desire to amend the Transaction Agreement; and

WHEREAS, Section 10.3 of the Transaction Agreement provides that any amendment or modification to the Transaction Agreement must be made by an amendment to the Transaction Agreement signed by each of the Parties.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the SPAC Parties and the Company, intending to be legally bound, hereby agree as follows:

1.    Amendment to Definition of “Permitted SPAC Expenses”

(a)     The definition of “Permitted SPAC Expenses” set forth in Section 1.1 of the Transaction Agreement is hereby amended by replacing such definition in its entirety with the following (with additions shown as bolded and underlined and deletions shown as ~~bold and struck through~~ to facilitate reading where necessary, which formatting shall not be part of the amended Transaction Agreement):

“Permitted SPAC Expenses” means $7,000,000 ~~the sum of (a) $35,000,000 plus (b) an amount up to $100,000 to the extent paid by SPAC to the PIPE Financing placement agents in connection with the Initial PIPE Financing plus (c) an amount equal to any fees payable by SPAC to the PIPE Financing placement agents in connection with the Additional PIPE Financing, if applicable~~.

2.     Ratification of the Transaction Agreement. It is the express intention of the Parties that this Amendment shall not, and shall not be interpreted to, expand or reduce the

1

rights of any Party except as and solely to the extent expressly provided herein. Except as otherwise expressly provided herein, all of the terms and conditions of the Transaction Agreement are ratified and shall remain unchanged and continue in full force and effect.

3.     Miscellaneous Provisions. The provisions of Article X of the Transaction Agreement, to the extent applicable, are incorporated herein by reference and shall apply to this Amendment mutatis mutandis.

2

IN WITNESS WHEREOF, each of the Parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

DPCM CAPITAL, INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	Chief Executive Officer

D-WAVE QUANTUM INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

DWSI HOLDINGS INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

DWSI CANADA HOLDINGS ULC

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

D-WAVE QUANTUM TECHNOLOGIES INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

[Signature Page to Amendment to Transaction Agreement]

D-WAVE SYSTEMS INC.

By:	/s/ Alan Baratz
Name:	Alan Baratz
Title:	Chief Executive Officer

[Signature Page to Amendment to Transaction Agreement]

Exhibit 10.4

EXECUTION VERSION

AMENDED AND RESTATED SPONSOR SUPPORT AGREEMENT

This Amended and Restated Sponsor Support Agreement (this “Agreement”) is made as of June 16, 2022, by and among CDPM Sponsor Group, LLC, a Delaware limited liability company (the “Sponsor”), DPCM Capital, Inc., a Delaware corporation (“SPAC”), D-Wave Quantum Inc., a Delaware corporation and a direct, wholly-owned subsidiary of SPAC (“NewCo”) and D-Wave Systems Inc., a British Columbia company (the “Company” and, together with Sponsor, SPAC and Newco, the “Parties”).

RECITALS:

WHEREAS, the Parties entered into that certain Sponsor Support Agreement, dated as of February 7, 2022 (the “Original Agreement”) and, pursuant to Section 3.8 thereof, desire to amend and restate the Original Agreement in its entirety in the manner set forth herein;

WHEREAS, SPAC, NewCo, DWSI Holdings Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NewCo (“Merger Sub”), DWSI Canada Holdings ULC, a British Columbia unlimited liability company and a direct, wholly-owned subsidiary of NewCo (“CallCo”), D-Wave Quantum Technologies Inc., a British Columbia corporation and a direct, wholly-owned subsidiary of CallCo (“ExchangeCo”) and the Company entered into a transaction agreement (as amended, the “Transaction Agreement”), pursuant to which, among other things, (a) Merger Sub will merge with and into SPAC (the “Merger”), with SPAC continuing as the surviving company after the Merger, as a result of which SPAC will become a direct, wholly-owned subsidiary of NewCo, (b) immediately following the Merger, by means of a statutory plan of arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia), (i) CallCo will acquire all of the issued and outstanding Company Shares held by Ineligible Holders and Eligible Holders that do not elect to receive Exchangeable Shares in exchange for NewCo Common Shares, (ii) CallCo will contribute the Company Shares acquired from such holders to ExchangeCo in exchange for ExchangeCo Common Shares, (iii) ExchangeCo will acquire all of the issued and outstanding Company Shares held by Eligible Holders that elect to receive Exchangeable Shares in exchange for Exchangeable Shares and (iv) the Company will become a wholly-owned Subsidiary of ExchangeCo, in each case, on the terms and subject to the conditions set forth in the Transaction Agreement and the Plan of Arrangement and in accordance with the provisions of applicable Law;

WHEREAS, capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Transaction Agreement;

WHEREAS, as of the date hereof, Sponsor owns beneficially and of record 7,252,500 SPAC Class B Shares (the “Sponsor SPAC Shares”);

WHEREAS, Sponsor acknowledges that the Company would not enter into the Transaction Agreement and the Arrangement but for the execution and delivery of this Agreement by Sponsor;

WHEREAS, this Agreement sets out the terms and conditions of the agreement of Sponsor to abide by the covenants in respect of the Sponsor SPAC Shares held by Sponsor.

NOW, THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Original Agreement is hereby amended and restated in its entirety as follows:

ARTICLE I

COVENANTS

Section 1.1 Covenants of Sponsor.

(a) Sponsor hereby irrevocably and unconditionally covenants, undertakes and agrees, from time to time, until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement in accordance with Section 3.1 hereof:

(i) to cause to be counted as present for purposes of establishing quorum, all the SPAC Sponsor Shares held by Sponsor, at any meeting of any of the SPAC Stockholders at which Sponsor is entitled to vote, including the SPAC Stockholders Meeting, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transactions is sought, or in any action by written consent of all or any of the SPAC Stockholders (which written consent shall be delivered promptly, and in any event within twenty four (24) hours, after SPAC requests such delivery), and to vote or cause to be voted (in person, by proxy, by action by written consent, as applicable, or as otherwise may be required under the Governing Documents of SPAC) all the SPAC Sponsor Shares held by Sponsor, in favor of (i) the approval, consent, ratification and adoption of the Transaction Proposals and the Transactions, (ii) any proposal to adjourn or postpone the SPAC Stockholders Meeting to a later date if there are not sufficient votes for approval, consent, ratification and adoption of the Transaction Proposals and the Transactions; and (iii) all other matters or resolutions that could be expected to facilitate the Transactions;

(ii) to cause to be counted as present for purposes of establishing quorum all the SPAC Sponsor Shares held by Sponsor, at any meeting of the SPAC Stockholders at which Sponsor is entitled to vote, or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval, with respect to matters contemplated by clause (A), clause (B) or clause (C) of this Section 1.1(a)(ii), is sought, or in any action by written consent of all or any of SPAC Stockholders, and to vote or cause to be voted (in person, by proxy or by action by written consent (which written consent shall be delivered promptly, and in any event within twenty four (24) hours, after SPAC requests such delivery)), as applicable, or as otherwise may be required under the Governing Documents of the SPAC) all the SPAC Sponsor Shares held by Sponsor, in opposition to: (A) any SPAC Acquisition Proposal; (B) any proposed action by SPAC, any SPAC Stockholder or other Person which would reasonably be regarded as being directed towards or likely to prevent, delay, frustrate, or nullify, or reduce the likelihood of the successful completion of the Transactions, including, without limitation, any amendment to the certificate of incorporation of SPAC or its corporate structure or capitalization; and (C) any other matter, action or proposal which would reasonably be expected to result in a breach of any representation, warranty, covenant or other obligation of SPAC under the Transaction Agreement if such breach requires approval by all or any of the SPAC Stockholders;

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(iii) except as otherwise expressly contemplated by the Transaction Agreement or with the prior written consent of the Company (such consent to be given or withheld in its sole discretion), not to (A) Transfer any SPAC Sponsor Shares, or any right or interest therein, (B) enter into (1) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events or developments (including the satisfaction or waiver of any conditions precedent)) require Sponsor to Transfer any SPAC Sponsor Shares, or any right or interest therein, or (2) any voting trust, proxy or other Contract with respect to the voting or Transfer of any SPAC Sponsor Shares, or any right or interest therein, in a manner inconsistent with the covenants and obligations of this Agreement, or (C) enter into any Contract to take, or cause to be taken, any of the actions set forth in clauses (A) or (B) or to otherwise do indirectly that which Sponsor may not do directly pursuant to this Section 1.1(a)(iii); provided, however, that the foregoing shall not apply to any Transfer (1) to any Affiliate of Sponsor; or (2) by virtue of Sponsor’s Governing Documents upon liquidation or dissolution of Sponsor (any transferee of the type set forth in clauses (1) or (2) a “Permitted Transferee”); provided, that Sponsor shall, and shall cause any Permitted Transferee, to enter into a written agreement in form and substance reasonably satisfactory to the Company, agreeing to be bound by this Agreement (which will include, for the avoidance of doubt, all of the covenants, agreements and obligations of Sponsor hereunder and the making of all applicable representations and warranties of Sponsor set forth in ARTICLE II with respect to such transferee and his, her or its SPAC Class B Shares, or any right or interest therein, received upon such Transfer, as applicable), and further provided that Sponsor and its Permitted Transferee each execute and deliver all other consents, joinders and other documents with respect to the Transactions, as determined by the SPAC in its sole discretion, prior and as a condition to the occurrence of such Transfer. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, lien, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise);

(iv) not to exercise any dissent rights in respect of the Transactions;

(v) to execute and deliver all related documentation and take such other actions in support of the Transactions as shall reasonably be requested by the Company or SPAC to consummate the Transactions, including pursuant to Section 1.1(a)(xi);

(vi) Sponsor hereby revokes any and all previous proxies granted or voting instruction forms or other voting documents delivered that conflict, or are inconsistent, with the matters set forth in this Agreement and Sponsor agrees not to, directly or indirectly, grant or deliver any other proxy, power of attorney or voting instruction form with respect to the matters set forth in this Agreement except as expressly required or permitted by this Agreement; and

(vii) not take any other action of any kind, directly or indirectly, which would make any representation or warranty of Sponsor set forth in this Agreement untrue or incorrect in any material respect or might reasonably be regarded, individually or in the aggregate, as likely to reduce the success of, or delay or interfere with, the completion of the Transactions contemplated by the Transaction Agreement.

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(viii) Sponsor shall be bound by and subject to Sections 7.3(a) (Confidentiality and Access to Information), 7.4(a) (Public Announcements) and 7.6(b) (Exclusive Dealing) of the Transaction Agreement to the same extent that Sections 7.3(a) (Confidentiality and Access to Information), 7.4(a) (Public Announcements) and 7.6(b) (Exclusive Dealing) of the Transaction Agreement apply to SPAC, mutatis mutandis, as if Sponsor is directly a party thereto; provided that, notwithstanding anything in this Agreement to the contrary, any breach by SPAC of its obligations under the Transaction Agreement shall not be considered a breach of this Section 1.1(a)(viii).

(ix) If Sponsor acquires or is issued any additional Sponsor SPAC Shares following the date hereof, Sponsor acknowledges that such additional Sponsor SPAC Shares shall be deemed to be Sponsor SPAC Shares for the purposes of this Agreement.

(x) Sponsor agrees not to (A) demand that SPAC redeem the Sponsor SPAC Shares in connection with the Transactions or (B) otherwise participate in any SPAC Stockholder Redemptions by tendering or submitting any of the Sponsor SPAC Shares for redemption.

(xi) Sponsor agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing such things, in each case, reasonably necessary to consummate the Transactions.

(xii) Sponsor and SPAC agree to comply with, perform their respective obligations, covenants and agreements set forth in, and enforce the obligations of the other parties to, that certain Letter Agreement, dated as of October 20, 2020, by and among SPAC, Sponsor and such other parties thereto (the “Letter Agreement”).

(b) Additional Agreements.

(i) Sponsor agrees that, immediately prior to the Closing, Sponsor shall irrevocably forfeit and surrender 4,484,425 Sponsor SPAC Shares to SPAC for no consideration as a contribution to the capital of SPAC and shall take any other action reasonably requested by NewCo or the Company to evidence such forfeiture and surrender. The Company may allocate up to 3,287,762 NewCo Common Shares if the Company determines, in its sole discretion following consultation with SPAC, that such allocation would be advisable in connection with the consummation of the Transactions. The Parties agree to take any actions reasonably requested by the Company to effect such allocation.

(ii) If, immediately prior to the Closing, SPAC Expenses exceed $6,750,000, Sponsor shall, at the Closing, reimburse SPAC an amount equal to such excess; provided, if Sponsor fails to timely reimburse SPAC an amount equal to such excess, the Company may, at its sole discretion, require Sponsor to irrevocably forfeit and surrender all of the Sponsor SPAC Shares held by Sponsor for no consideration as a contribution to the capital of SPAC and take any other action reasonably requested by NewCo or the Company to evidence such forfeiture and surrender.

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(iii) Sponsor shall cause there to be no conversions of SPAC Class B Shares such that, ignoring the forfeiture described in Section 1.1(b)(i), there are an aggregate of 7,500,000 SPAC Class B Shares outstanding as of the Closing. To the extent any such conversions occur notwithstanding the foregoing sentence, Sponsor shall transfer and/or forfeit SPAC Class B Shares in a manner that results in the other SPAC Stockholders and the Company Shareholders being in the same position economically and otherwise as they would have been in, immediately following the Closing, had such conversions not occurred.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of Sponsor. Sponsor represents and warrants to and in favor of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in entering into this Agreement and the Transaction Agreement:

(a) Sponsor is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

(b) Sponsor has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized by all necessary corporate action on the part of Sponsor. This Agreement has been duly and validly executed and delivered by Sponsor and constitutes a legal, valid and binding agreement of Sponsor (assuming that this Agreement has been duly authorized, executed and delivered by the other Parties) enforceable against Sponsor in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) Sponsor is the sole holder of, record and beneficial owner of, or exercises control or direction over, and at the Effective Time and at all times between the date hereof and the Effective Time, Sponsor will be the sole holder of, record and beneficial owner of, or exercise control or direction over, all the SPAC Sponsor Shares, with good title thereto, free and clear of all Liens (other than transfer restrictions under this Agreement and the Letter Agreement.

(d) Except as contemplated by the Transaction Agreement or the Governing Documents of Sponsor, no Person has any contractual right or privilege for the purchase or acquisition from Sponsor of any of the SPAC Sponsor Shares or for the right to vote any of the SPAC Sponsor Shares.

(e) There are no Proceedings in progress or pending before any Governmental Entity or, to the knowledge of Sponsor, threatened against Sponsor that would adversely affect in any manner the ability of Sponsor to enter into this Agreement and to perform its obligations hereunder in any material respect.

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(f) No consent, approval, order or authorization of, or designation, declaration or filing with, any Person is required on the part of Sponsor with respect to the execution, delivery or performance of its obligations under this Agreement by Sponsor, the performance by Sponsor of its obligations under this Agreement and the completion of the transactions contemplated by this Agreement, other than those which are contemplated by the Transaction Agreement.

(g) None of the execution or delivery by Sponsor of this Agreement, the performance by Sponsor of its obligations hereunder or the consummation of the transactions contemplated hereby or pursuant to the Transaction Agreement will, directly or indirectly (with or without due notice or lapse of time or both), (i) result in a violation or breach of any provision of the Governing Documents of Sponsor, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which Sponsor is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Sponsor or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon the SPAC Sponsor Shares of Sponsor, except, in the case of any of clauses (ii) through (iv) above, as would not adversely affect the ability of Sponsor to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(h) The execution, delivery and performance by Sponsor of this Agreement and the consummation by Sponsor of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to Sponsor, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Sponsor SPAC Shares (other than under this Agreement, the Transaction Agreement, including the other Ancillary Agreements and the Letter Agreement) or (iv) conflict with or result in a breach of or constitute a default under any provision of Sponsor’s Governing Documents.

ARTICLE III

GENERAL

Section 3.1 Termination. This Agreement shall automatically terminate, without any notice or other action on the part of any Party, upon the earliest to occur of the following:

(a) the Effective Time;

(b) the date upon which the Parties agree in writing to terminate this Agreement; and

(c) the date of earlier termination of the Transaction Agreement in accordance with its terms;

provided, however, if this Agreement is terminated pursuant to the foregoing clause (a), Section 1.1(b) shall survive in accordance with its terms.

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Section 3.2 Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) Sponsor makes no agreement or understanding herein in any capacity other than in Sponsor’s capacity as a record holder and/or beneficial owner of the SPAC Sponsor Shares and (b) to the extent applicable, nothing herein will be construed to limit or affect any action or inaction by Sponsor or any representative of Sponsor serving as a member of the board of directors of SPAC or as an officer or employee of SPAC, in each case, acting in such person’s capacity as a director, officer or employee of SPAC.

Section 3.3 Effect of Termination. If this Agreement is terminated pursuant to Section 3.1, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder; provided, however, if this Agreement is terminated pursuant to Section 3.1(a) and Section 1.1(b) shall survive in accordance with its terms. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud and (ii) this ARTICLE III shall survive the termination of this Agreement. For purposes of this Section 3.3, (x) “Willful Breach” means an intentional and material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

Section 3.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	if to Sponsor, SPAC or prior to the Closing Date, NewCo:

CDPM Sponsor Group, LLC

DPCM Capital, Inc.

D-Wave Quantum Inc.

382 NE 191 Street, #24148

Miami, FL 33179

Attention: Emil Michael

Email:        legal@dpcmcapital.com

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with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Email: AnnexA@gtlaw.com

(b)	if to the Company or NewCo on or after the Closing Date:

D-Wave Systems Inc.

D-Wave Quantum Inc.

3033 Beta Avenue

Burnaby, BC V5G 4M9

Attention: Tanya Rothe

Email: legal@dwavesys.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Adam M. Givertz

Ian M. Hazlett

E-mail:    agivertz@paulweiss.com

ihazlett@paulweiss.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

Section 3.5 Benefit of Agreement. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

Section 3.6 Non-Recourse. Except for claims pursuant to the Transaction Agreement or any other Ancillary Document by any party or parties thereto against any other party or parties thereto on the terms and subject to the conditions therein, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter,

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or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any SPAC Non-Party Affiliate (other than Sponsor), and (b) no Company Non-Party Affiliate or SPAC Non-Party Affiliate (other than Sponsor) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

Section 3.7 Further Assurances. Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

Section 3.8 Incorporation by Reference. Sections 10.1 (Non-Survival), 10.2 (Entire Agreement; Assignment), 10.3 (Amendment), 10.5 (Governing Law), 10.7 (Construction; Interpretation), 10.10 (Severability), 10.11 (Counterparts; Electronic Signatures), 10.14 (Extension; Waiver), 10.15 (Waiver of Jury Trial), 10.16 (Submission to Jurisdiction) and 10.17 (Remedies) of the Transaction Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[The remainder of this page has been intentionally left blank.]

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IN WITNESS OF WHICH, the Parties have executed this Agreement as of the date first written above.

SPAC:

DPCM CAPITAL, INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	Chief Executive Officer

SPONSOR:

CDPM SPONSOR GROUP, LLC

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	Manager

COMPANY:

D-WAVE SYSTEMS INC.

By:	/s/ Alan Baratz
Name:	Alan Baratz
Title:	Chief Executive Officer

NEWCO:

D-WAVE QUANTUM INC.

By:	/s/ Emil Michael
Name:	Emil Michael
Title:	President

[Signature Page – Amended and Restated Sponsor Support Agreement]